As filed with the Securities and Exchange Commission on June 30, 2010.
Registration No.: 333-
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ITAÚ UNIBANCO HOLDING S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Federative Republic of Brazil	6022	None
(State or other jurisdiction	(Primary Standard Industrial	(IRS Employer Identification No.)
of incorporation or organization)	Classification Code Number)

Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
Telephone number: +55-11-5019-1549
(Address and telephone number of registrant’s principal executive offices)

Ricardo Augusto Villela Pacheco
Itaú Unibanco S.A., New York Branch
767 Fifth Avenue
New York, NY, 10153
(212) 845 0601
(Name, address and telephone number of agent for service)

Copies to:
Andrew B. Jánszky, Esq.
Milbank, Tweed, Hadley & McCloy LLP
Av. Paulista, 1079
01311-200 São Paulo, SP, Brazil
+55 (11) 2787 6280

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box .☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.☐

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Preferred shares, no par value(1)	60,000,000	$19.29	$1,157,400,000	$82,522.62
(1)
A separate Registration Statement on Form F-6 (file no. 333-157450) was filed for the registration of American Depositary Shares (ADSs) issuable upon deposit of the preferred shares registered hereby.  Each ADS represents one preferred share.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

PROSPECTUS

60,000,000 Preferred Shares

in the form of American Depositary Shares

This prospectus relates solely to the resale of up to an aggregate of 60,000,000 preferred shares in the form of American Depositary Shares (the “ADSs”) each representing one preferred share (a “preferred share”) of Itaú Unibanco Holding S.A. by the selling shareholders identified in this prospectus.  The selling shareholders acquired the ADSs offered by this prospectus in a private placement in the form of restricted ADSs completed on June 1, 2010.  We are registering the offer and sale of the preferred shares in the form of ADSs to satisfy registration rights we have granted to the selling shareholders who acquired restricted ADSs in that private placement.  We will keep the registration statement of which this prospectus is a part effective for only a limited time.  See “Plan of Distribution” and “Registration Rights.”

The selling shareholders may offer the preferred shares in the form of ADSs from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 56 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices.

We will not receive any of the proceeds from the sale of the preferred shares in the form of ADSs by the selling shareholders.  We have agreed to pay all expenses relating to registering the securities.  The selling shareholders will pay any brokerage commissions and similar charges for the sale of these securities.

Our ADSs representing the preferred shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “ITUB.”  The last reported sales price of our ADSs on the NYSE on June 25, 2010, was US$19.42 per ADS.

Investing in our ADSs and preferred shares involves risks.  See “Risk Factors” beginning on page 15 and on page 12 of our annual report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended on May 17, 2010, incorporated herein by reference.

Neither the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the “CVM”) nor the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 30, 2010

In this prospectus, unless the context otherwise requires, the terms “Itaú Unibanco Holding,” “Itaú Holding,” “we,” “us,” or “our,” are to Itaú Unibanco Holding S.A. (formerly Banco Itaú Holding Financeira S.A.) and its consolidated subsidiaries, as applicable; and the term “Itaú Unibanco,” are to Itaú Unibanco S.A. (the new corporate name of Banco Itaú S.A., or Banco Itaú) and its consolidated subsidiaries, as applicable.  The term “Itaúsa” refers to Itaúsa – Investimentos Itaú S.A.  The term “IUPAR” refers to IUPAR – Itaú Unibanco Participações S.A., our controlling shareholder.  The term “selling shareholders” refers to the persons listed in “Selling Shareholders.”  The term “Brazil” refers to the Federative Republic of Brazil, and the term “Brazilian Government” refers to the federal government of Brazil.  The term “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil).  All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. Dollar,” “U.S. Dollars” or “US$” are to the U.S. dollar, the official currency of the United States of America.

You should rely only on the information contained in this prospectus.  We and the selling shareholders have not authorized anyone to provide you with information different from that contained in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  The ADSs are being offered for sale, and offers to buy are being sought, only in jurisdictions where the offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.

This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus.  In making an investment decision, you must rely on your own examination of our company and the terms of the offering and the ADSs, including the merits and risks involved.

We and the selling shareholders are not making any representation to any purchaser of the ADSs regarding the legality of an investment in the ADSs by the purchaser under any legal investment or similar laws or regulations.  You should not consider any information in this prospectus to be legal, business, accounting, or tax advice.  You should consult your own attorney, business advisor, accounting advisor and tax advisor for legal, business, accounting and tax advice regarding any investment in the ADSs.

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NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” Our ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities that are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)
to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the initial purchasers for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter or international agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company under Section 13 or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports with the SEC.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC.  The reports and other information can be inspected and copied at the public references facilities of the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549.  Copies of the material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. We file materials with, and furnish materials to, the SEC electronically using the EDGAR System.  The SEC maintains an Internet site that contains these materials at www.sec.gov.  In addition, the reports and other information concerning us can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our equity securities are listed.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act.  For example, we are not required to prepare and issue quarterly reports, and we are exempt from the Exchange Act rules regarding the provision and control of proxy statements and regarding short-swing profit reporting and liability.  However, we furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and make available to our shareholders quarterly reports prepared in accordance with accounting practices adopted in Brazil (Brazilian GAAP, as defined in “Presentation of Financial Information”) containing unaudited financial data for the first three quarters of each fiscal year, except as otherwise disclosed in this prospectus.  We file the quarterly financial statements that we are required to make publicly available as a public company in Brazil with the SEC within two months of each of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

INCORPORATION BY REFERENCE

We incorporate herein by reference the documents listed below that we have filed with the SEC:

•	Annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC on May 10, 2010, as amended on May 17, 2010 (“2009 Form 20-F”);

•
Exhibit 99.2, except for the “Report of Independent Accountants on Limited Reviews” included in this Exhibit 99.2, of our current report on Form 6-K dated May 17, 2010 (containing our Brazilian GAAP unaudited interim financial statements as of, and for the three-month periods ended March 31, 2010 and 2009) (“May 17 Form 6-K”).  We are not incorporating by reference either Exhibit 99.1 of our May 17 Form 6-K containing our Brazilian GAAP audited annual financial statements, as of, and for the years ended December 31, 2009 and 2008 or the “Report of Independent Accountants on Limited Reviews” included in Exhibit 99.2 of our May 17 Form 6-K; and

•
Our current report on Form 6-K dated June 29, 2010 (containing Brazilian GAAP annual audited financial statements of Unibanco – União de Bancos Brasileiros S.A. as of, and for the years ended December 31, 2008 and 2007 and as of, and for the years ended December 31, 2007 and 2006, including a reconciliation to U.S. GAAP of stockholder’s equity and of net income) (“June 29 Form 6-K”).

We incorporate by reference in this prospectus all subsequent reports submitted to the SEC on Form 6-K under the Securities Exchange Act of 1934 that we specifically identify in the reports as being incorporated by reference in this prospectus until this offering has been terminated.

As you read the above documents, you may find inconsistencies in information between this prospectus and the documents incorporated by reference herein. If you find inconsistencies, you should rely on the statements made in the most recent documents. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

You may obtain a copy of these filings at no cost by contacting us at the following address:

Itaú Unibanco Holding S.A.
Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
e-mail: aes-drinvest@itau-unibanco.com.br
Telephone: +55-11-5019-1549

Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	the performance of the Brazilian and worldwide economy in general;

•	effects of the global financial markets and economic crisis;

•	increases in defaults by borrowers and other loan delinquencies;

•	increases in the provision for loan losses;

•	decrease in deposits, customer loss or revenue loss;

•	our ability to sustain or improve our performance;

•	cost and availability of funding;

•	changes in interest rates which may, among other effects, adversely affect margins;

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries;

•	government regulation and tax matters;

•	adverse legal or regulatory disputes or proceedings;

•	credit, market and other risks of lending and investment activities;

•	changes in regional, national and international business and economic conditions and inflation; and

•	other risk factors as set forth under “Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this prospectus might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

Financial Information

The audited consolidated financial statements as of December 31, 2009 and 2008 for each of the years in the three-year period ended December 31, 2009 included in our 2009 Form 20-F incorporated by reference into this prospectus as well as the other financial information related to these financial statements included or incorporated by reference in this prospectus, are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and in Brazilian reais.

This prospectus incorporates by reference from our May 17 Form 6-K our unaudited interim consolidated financial statements as of and for the three-month periods ended March 31, 2010 and 2009 prepared in accordance with Brazilian GAAP contained in Exhibit 99.2 of our May 17, 2010 Form 6-K.  This information as well as the other financial information related to these financial statements included or incorporated by reference in this prospectus are presented in accordance with Brazilian GAAP and in Brazilian reais.  Accounting practices adopted in Brazil (“Brazilian GAAP”) differs in certain respects from U.S. GAAP.

This prospectus further incorporates by reference from our June 29 Form 6-K: (a) audited consolidated financial statements of Unibanco - União de Bancos Brasileiros S.A. as of December 31, 2008 and 2007 and for the years then ended prepared in accordance with Brazilian GAAP, including a reconciliation to U.S. GAAP of stockholders’ equity and of net income, and (b) audited consolidated financial statements of Unibanco - União de Bancos Brasileiros as of December 31, 2007 and 2006 and for the years then ended prepared in accordance with Brazilian GAAP, including a reconciliation to U.S. GAAP of stockholders’ equity and of net income.

This prospectus also contains (a) our unaudited condensed combined consolidated pro forma statement of income for the year ended December 31, 2009 reflecting the acquisition of Unibanco - União de Bancos Brasileiros S.A. as if it had occurred on January 1, 2009 (See “Unaudited Pro Forma Financial Information – Unaudited Condensed Combined Consolidated Pro Forma Statement of Income for the Year Ended December 31, 2009 prepared in accordance with U.S. GAAP”), and (b) unaudited reverse reconciliation to Brazilian GAAP of our net income and stockholders’ equity as of and for the year ended December 31, 2009 as prepared in accordance with U.S. GAAP (See “Unaudited Reverse Reconciliation of Consolidated Stockholders’ Equity and of Consolidated Net Income Between U. S. GAAP and Brazilian GAAP”).

We maintain our books and records in reais and prepare our financial statements for statutory and regulatory purposes in accordance with Brazilian GAAP.  Accounting principles and standards generally applicable under accounting practices adopted in Brazil include those established by the Brazilian Corporate Law (Law No. 6,404/76, as amended, including Law No. 11,638/07), by the federal accounting council (Conselho Federal de Contabilidade) and interpretative guidance issued by the Brazilian professional body of independent accountants (Instituto dos Auditores Independentes do Brasil) and standards issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis, the “CPC”) which is a technical body that has issued, since 2007 accounting standards that should take into account the convergence with international financial reporting standards. For financial institutions, such as Itaú Unibanco Holding, accounting practices adopted in Brazil include the rules and regulations of the National Monetary Council (Conselho Monetário Nacional) or CMN, and of the Central Bank.  Those accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by instructions issued periodically by the CVM. In addition, the CVM and other regulatory entities, such as the insurance industry regulator (Superintendência de Seguros Privados) and the Central Bank, the Brazilian banking regulator, provide industry-specific guidelines. The authority to establish accounting standards for financial institutions, such as Itaú Unibanco, rests with the CMN and the Central Bank and, as a result, accounting standards issued by the CPC and other bodies referred to above are applicable to financial institutions only when approved by the Central Bank and as from the dates established by the Central Bank.

Because of the differences in the accounting principles used in the preparation of the annual consolidated financial information contained in our 2009 Form 20-F, on the one hand, and the interim consolidated financial information and the annual financial information prepared in accordance with Brazilian GAAP contained or incorporated by reference herein, on the other, the information is not directly comparable and you should use caution when comparing the interim or annual consolidated financial information prepared in accordance with Brazilian GAAP to the annual consolidated financial information in U.S. GAAP.

For the convenience of the reader, certain financial information in this prospectus is presented in U.S. dollars.  The information has been converted into U.S. dollars using the period end real/U.S. dollar exchange rates published by the Central Bank on March 31, 2010, which was US$1.00 = R$1.7810.  The real/U.S. dollar exchange rate published by the Central Bank on June 25, 2010 was US$1.00 = R$1.7781.  For a discussion of historical Brazilian currency and U.S. dollar exchange rates, see “Exchange Rates.”  This translation should not be construed as a representation that any such amounts have been, would have been or could be converted at these or any other exchange rates.

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Certain figures included in this prospectus have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

SUMMARY

The following summary is qualified in its entirety by, and is subject to, the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in this prospectus.  This summary does not contain all the information that may be important to prospective investors. Prospective investors should read this entire prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” and “Recent Developments” sections, “Item 5. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2009 Form 20-F, our June 29 Form 6-K and our consolidated financial statements and related notes incorporated by reference herein.

Overview

On November 3, 2008, we announced the merger of the operations of Banco Itaú Holding Financeira S.A. and Unibanco Holdings S.A. (the “Association”). The result of this Association was the creation of Itaú Unibanco Holding. The final approval from the Central Bank for the Association was received on February 18, 2009. As of December 31, 2009, we were the largest bank in Brazil based on market capitalization, according to Bloomberg.

Our principal areas of operation are: (i) commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies), (ii) Itaú BBA (corporate and investment banking) and (iii) consumer credit (financial products and services to our non-accountholders).

Our Ownership Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, which is a holding company controlled by members of the Villela and Setubal families, and (ii) Companhia E. Johnston de Participações, which is a holding company controlled by the former controlling shareholders of Unibanco Holdings S.A., the Moreira Salles family.  Itaúsa also owns directly 36.2% of the shares of our common stock.  See “Principal Shareholders.”

History

We trace our origins to 1944, when members of the Villela and Setubal families founded Banco Federal de Crédito S.A. in São Paulo. Since 1973, we have operated through Banco Itaú S.A., currently Itaú Unibanco S.A. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non-state owned bank at the time of the Association.

Itaú Unibanco Holding’s legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly held corporation for an unlimited period of time under the laws of the Federative Republic of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267.

Competitive Strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil.

Our brands are very strong and very well recognized in Brazil. They represent quality and reliability and, with our large portfolio of products, help us to maintain a low customer turnover rate, especially among customers in the high income segment.

Large branch network in geographic areas of high economic activities.

We have an extensive network with 3,933 branches and 32,733 ATMs as of March 31, 2010. Our Brazilian branch network, while national in scope, is strategically concentrated in Southeast Brazil, the country’s wealthiest region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions of high levels of economic activity. A branch network in wealthier and key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of customers and profit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our customers which we see as one of our competitive strengths.

Diverse line of products and services.

We are a multi-service bank offering a diverse line of products and services that are designed to address the needs of various types of clients, including corporate clients, small and medium-sized enterprises, retail customers, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this model creates opportunities to improve our client relationships and thereby increase our market share. We expect to sustain our leading presence by capturing a solid and growing pipeline of transactions across a number of business segments.

Technology and electronic distribution channels as drivers for sales.

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. In 2009, we spent R$3,692 million on information technology, R$757 million for the purchase of hardware and software and R$2,935 million for the cost of information technology (“IT”) infrastructure, operation and maintenance. We have sophisticated technology that supports other remote banking access (call centers, Internet banking, etc.) and offers customers the ability to verify their statements and perform their transactions. Our sales teams can access client credit scores directly through mobile phones and credit proposals can be sent over the Internet by any broker registered in our systems.

Risk-based pricing model as a tool to manage risk while exploring opportunities.

Our risk-based pricing model is an important competitive advantage as it gives us a more precise dimension of the risk equation versus return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risk. Depending on the product, each contract is individually priced using risk-adjusted return on capital models that give us a better assessment of the market.

Business Strategy

Our board of directors is responsible for the definition of our strategy and the strategies of our subsidiaries. Strategic decisions by our board of directors are supported by the strategy committee of our board of directors which provides data and information about strategic business issues. See “Item 6C. Board Practices – Committees of the Board of Directors – Strategy Committee” in our 2009 Form 20-F.  The strategy committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to providing advice and support to the chief executive officer for the monitoring of our consolidated strategy. The strategy committee is supported by the institutional treasury supervisory committee that provides macroeconomic data in order to support discussions on strategies, investments and budgets.

Integration in connection with the Association should position us to grow.

During 2009 we were, and in 2010 we will continue to be, very focused on completing the integration of the Unibanco branches, while maintaining the service quality and increasing our customer products offering. Upon completion of this integration, we intend to concentrate on expanding in Brazil and abroad. Our objective is to be recognized as a leading specialist in Latin America by customers, companies and investors.

Growing our loan portfolio with the maintenance of asset quality.

The growth of our loan portfolio and the maintenance of asset quality are central issues to our strategy. We are constantly seeking to improve our models for risk management and our economic predictions and scenario modeling. We intend to increase the average volume of credit operations to maintain and even grow our market share, depending on the product, market and customer type, including through the development of new products for specific client demographics.

Implementation of an advanced and fully integrated risk management approach should position us to increase profitability.

Our main strategic goals in risk management include:  (i) the incorporation of best practice recommendations and the implementation of the advanced approaches under the new Basel Accord (“Basel II”), which should enhance profitability from more precise risk-based pricing and risk-adjusted performance measurement frameworks, which are important sources of competitive advantage; and (ii) developing and implementing a fully integrated risk management approach, through the integration of processes and systems, providing a comprehensive picture of risk exposures across risk types and from multiple viewpoints.

Developing strong relationships with our clients based on customer segmentation.

We will continue to work on our customer segmentation strategy in order to identify our customers’ needs and enhance our relationship with our customer base, as well as to increase market penetration. A customer segment is a distinguishable part of our customer base that is subject to a specific set of needs that we focus on meeting. We believe that our customer segmentation tools and strategy provide us an important competitive advantage developed over the course of more than 25 years. We aim to fulfill clients’ financial needs through a wide product portfolio, including cross-selling of banking and insurance products and sales through a variety of channels. It is also extremely important to deliver best-in-class customer service, in order to maintain and increase client satisfaction and increase portfolio profitability.

Organization of the Itaú Unibanco Group

The following chart is a simplified overview of the direct and indirect ownership structure of the Itaú Unibanco Group as of the date of this prospectus:

Note: Ownership percentages above refer to the total of direct and indirect ownership. All of the above companies in the Itaú Unibanco Group (excluding certain of its shareholders) are based in Brazil, except Banco Itaú Argentina S.A. (located in Argentina), Banco Itaú Europa, S.A. (located in Portugal), Banco Itaú Chile S.A. (located in Chile) and Banco Itaú Uruguay S.A. (located in Uruguay).

Recent Developments

On June 1, 2010, our former shareholder, Bank of America Corporation, or BAC, completed a private placement of all 188,424,758 preferred shares it held in Itaú Unibanco Holding S.A., in the form of restricted ADSs, corresponding to approximately 8.4% of our outstanding preferred shares and 4.16% of our outstanding capital stock.  In addition, on June 11, 2010, BAC sold to Itaúsa, through a separate private transaction, all 56,476,299 common shares it held in Itaú Unibanco Holding S.A., corresponding to approximately 2.5% of our outstanding common shares and 1.2% of our outstanding capital stock.  The price per share in both transactions was US$16.00.

THE OFFERING

The following is a brief summary of some of the terms of this offering.  For a more complete description of the ADSs, see “Description of American Depositary Shares.”

On June 1, 2010, we entered into a registration rights agreement with the initial purchasers of the preferred shares in the form of ADSs in connection with a private placement through which the selling shareholders acquired from BAC the securities covered by this prospectus. In that agreement we agreed, for the benefit of the holders of the ADSs, in the form of restricted ADSs, offered in that private placement, that we would, at our expense, register the resale of the securities to permit the selling shareholders to conduct public secondary sale of the securities from time to time after the date of this prospectus. See “Plan of Distribution” and “Registration Rights.”

Issuer	Itaú Unibanco Holding S.A.

Selling shareholders	The persons listed under “Selling Shareholders.”

Securities being offered for resale to the public by the selling shareholders	60,000,000 preferred shares in the form of ADSs.

ADSs	Each ADS will represent, and evidence the right to receive, one preferred share.

Registration rights
The selling shareholders acquired the ADSs offered by this prospectus, in the form of restricted ADSs, in a private placement that was completed on June 1, 2010. We are registering the offer and sale of the preferred shares in the form of ADSs to satisfy registration rights we have granted to the selling shareholders who acquired ADSs, in the form of restricted ADSs, in that private placement. See “Registration Rights.”

Use of proceeds
We will not receive any of the proceeds from the sale of preferred shares in the form of ADSs by the selling shareholders. The selling shareholders will receive all of the net proceeds from the sale of the preferred shares in the form of ADSs. See “Use of Proceeds.”

Form of sale of ADSs	See “Plan of Distribution.”

Dividends
We are required to distribute to our shareholders as dividends or interest on shareholders’ equity in respect to each fiscal year an amount equal to not less than 25% of the distributable amount, or the mandatory dividend.

We pay a fixed amount of dividends monthly, equivalent to R$0.012 per share. We paid dividends and interest on shareholders’ equity in the amounts of approximately R$3.8 billion, R$2.9 billion and R$2.3 billion for 2009, 2008 and 2007, respectively. See “Item 8. Financial Information – Dividends and Dividend Policy” in our 2009 Form 20-F.

Taxation
Payment of dividends to the ADSs depositary entity or to non-Brazilian resident holders of preferred shares paid from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil.

Any payment of interest on shareholders’ equity to shareholders, whether Brazilian residents or not, including holders of ADSs, is subject to Brazilian withholding tax. See “Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity.”

Voting rights
The preferred shares underlying the ADSs are generally not entitled to voting rights. For further information, see section “Description of American Depositary Shares” and “Item 10B. Memorandum and Articles of Association” in our 2009 Form 20-F.

Listing	Our ADSs representing the preferred shares are listed on the NYSE.

Depositary	The Bank of New York Mellon.

Before making an investment in the ADSs and preferred shares, see “Risk Factors” beginning on page 15 and on page 12 of our 2009 Form 20-F incorporated by reference herein.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Selected Financial Data

You should read the following selected financial data in conjunction with the sections “Introduction” and “Item 5. Operating and Financial Review and Prospects” included in our 2009 Form 20-F and “Recent Developments” below.

We have prepared consolidated balance sheets as of December 31, 2009 and 2008 and related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity for the years ended December 31, 2009, 2008 and 2007, all stated in reais, in accordance with U.S. GAAP.  The U.S. GAAP financial statements are included in our 2009 Form 20-F and are referred to as the consolidated financial statements or the U.S. GAAP financial statements. The consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 included in our 2009 Form 20-F have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included in our 2009 Form 20-F.

We have prepared audited financial statements in accordance with U.S. GAAP as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 from which certain information in this section has been derived.

U.S. GAAP Selected Financial Data

The following tables set forth selected financial data derived from our audited consolidated annual financial statements for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, prepared in accordance with U.S. GAAP.  This information is qualified in its entirety by reference to the consolidated financial statements included in Item 18 of our 2009 Form 20-F

Statement of Income
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions of R$)
Net interest income	40,691	21,141	21,332	17,043	12,610
Allowance for loan and lease losses	(15,372)	(9,361)	(5,542)	(5,147)	(2,637)
Net interest income after allowance for loan and lease losses	25,319	11,780	15,790	11,896	9,973
Fee and commission income	13,479	8,941	7,832	6,788	5,705
Equity in earnings of unconsolidated companies, net	(9)	474	476	566	583
Insurance premiums, income on private retirement plans and on capitalization plans	8,132	3,917	3,500	3,479	2,681
Other non-interest income(1)	18,834	2,443	5,207	3,781	2,988
Operating expenses(2)	(20,590)	(12,579)	(11,177)	(10,051)	(7,684)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(6,452)	(3,301)	(2,509)	(2,663)	(2,233)
Other non-interest expenses(3)	(15,253)	(8,131)	(7,341)	(5,347)	(4,567)
Net income before taxes on income, net income attributable to noncontrolling interest, extraordinary item and cumulative effect of a change in an accounting principle	23,461	3,544	11,778	8,449	7,446
Taxes on income	(8,849)	1,334	(4,147)	(2,434)	(1,941)
Extraordinary item (recognition in income of excess of net assets acquired over purchase price), net of tax effect	-	-	29	-	-
Cumulative effect of a change in accounting principle, net of tax effect	-	-	-	-	3
Net income	14,612	4,878	7,660	6,015	5,508
Net income attributable to noncontrolling interest	(527)	(29)	2	22	(55)
Net income attributable to Itaú Unibanco	14,085	4,849	7,662	6,037	5,453

(1) Other non-interest income consists of net trading income; net gain (loss) on sale of available-for-sale securities; net gain (loss) on foreign currency transactions; net gain (loss) on transactions of foreign subsidiaries and other non-interest income.
(2) Operating expenses consist of salaries and employee benefits and administrative expenses.
(3) Other non-interest expenses consist of depreciation of premises and equipment, amortization of other intangible assets, and other non-interest expense.

Earnings and Dividend per Share Information(4)
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(in R$, except number of shares)
Basic earnings per share(1)(2):
Common	3.25	1.49	2.32	1.93	1.76
Preferred	3.25	1.49	2.32	1.93	1.77
Diluted earnings per share(1)(2):
Common	3.24	1.48	2.31	1.92	1.75
Preferred	3.24	1.48	2.31	1.92	1.75
Dividends and interest on shareholders’ equity per share(1)(3):
Common	0.92	1.16	0.68	0.71	0.60
Preferred	0.92	1.16	0.68	0.71	0.60
Weighted average number of shares outstanding (per share)(4):
Common	2,192,530,134	1,708,760,440	1,708,796,764	1,654,094,971	1,664,771,024
Preferred	2,143,753,894	1,554,841,088	1,589,475,999	1,470,348,594	1,424,813,917

(1) Earnings per share have been computed following the “two class method” set forth by Accounting Standards Codification, or ASC 260 Earnings Per Share. See “Item 10B. Memorandum and Articles of Association” of our 2009 Form 20-F for a description of the two classes of stock.
(2) See note 20 to the consolidated financial statements for a detailed calculation of earnings per share.
(3) Under Brazilian Corporate Law we are allowed to pay interest on shareholders’ equity as an alternative to paying dividends to our shareholders.  See “Taxation – Brazilian Tax Considerations – Interest on Shareholders’ Equity” for a description of interest on shareholders’ equity.

(4) Due to the stock dividend effected in 2009, 2008, 2007 and 2005, we present the 2008, 2007, 2006 and 2005 information after giving retroactive effect to the stock split approved on August 22, 2005,  the stock split approved on August 27, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(in US$)
Dividends and interest on shareholders’ equity per share (1)(2):
Common	0.53	0.50	0.38	0.33	0.26
Preferred	0.53	0.50	0.38	0.33	0.26

(1) Under Brazilian Corporate Law we are allowed to pay interest on shareholders’ equity as an alternative to paying dividends to our shareholders. See "Taxation - Brazilian Tax Considerations - Interest on Shareholders’ Equity" for a description of interest on shareholders’ equity.
(2) Translated into US$ from reais at the commercial exchange rate established by the Central Bank at the end of the year in which dividends or interest on shareholders’ equity were paid or declared, as the case may be.

Balance Sheet Data

Assets
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions of R$)
Cash and due from banks (1)	5,355	3,492	3,187	2,851	1,776
Interest-bearing deposits in other banks	89,085	49,677	38,288	26,236	19,833
Securities purchased under resale agreements	56,714	44,783	21,309	8,668	6,389
Central Bank compulsory deposits	13,869	11,314	17,214	15,136	13,277
Trading assets, at fair value	73,529	66,483	40,524	28,095	16,478
Available-for-sale securities, at fair value	41,263	28,445	18,825	13,560	8,369
Held-to-maturity securities, at amortized cost	1,762	1,325	1,428	1,589	1,428
Loans and leases	245,736	169,700	116,459	83,759	55,382
Allowance for loans and lease losses	(19,968)	(12,202)	(7,473)	(6,426)	(3,933)
Investments in unconsolidated companies	4,321	2,398	1,859	1,350	2,621
Premises and equipments, net	4,572	2,965	2,755	2,884	2,486
Goodwill and intangible assets, net	37,280	7,099	7,583	6,613	3,402
Other assets	45.570	25,896	17,848	15,850	11,925
Total assets	599,088	401,375	279,806	200,167	139,433

Average interest-earning assets(2)	453,883	287,667	200,127	145,387	103,248
Average non-interest-earning assets(2)	60,812	46,662	41,587	28,688	29,603
Average total assets(2)	514,695	334,329	241,714	174,074	132,851

Liabilities
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
		(in millions of R$)
Non-interest bearing deposits	25,884	24,106	28,134	19,102	12,347
Interest bearing deposits	165,024	126,696	53,491	42,076	35,517
Securities sold under repurchase agreements	66,174	49,492	23,399	10,888	6,771
Short-term borrowings	80,725	54,277	48,178	30,983	17,433
Long-term debt	58,976	37,672	31,027	21,068	14,804
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization plans	13,487	4,766	5,394	5,242	5,023
Investment contracts	38,063	24,322	18,630	14,252	10,188
Other liabilities	68,721	44,412	33,944	26,934	17,616
Total liabilities	517,054	365,743	242,197	170,546	119,699
Shareholders’ equity:
Common shares (3)	21,046	7,372	5,948	4,575	4,575
Preferred shares (4)	24,208	9,882	8,560	8,560	3,979
Total capital stock	45,254	17,254	14,508	13,135	8,554
Other shareholders’ equity (5)	24,023	17,133	21,747	15,055	9,767
Total shareholders’ equity of Itaú Unibanco	69,277	34,387	36,255	28,190	18,321
Noncontrolling interest	12,757	1,245	1,354	1,430	1,413
Total equity	82,034	35,632	37,609	29,621	19,734
Total liabilities and equity	599,088	401,375	279,806	200,167	139,433

Average interest-bearing liabilities (2)	382,880	230,083	151,391	104,073	76,418
Average non-interest-bearing liabilities (2)	70,272	68,394	57,431	46,934	38,694
Total average equity (2)	61,544	35,852	32,892	23,068	17,739
Total average liabilities and equity (2)	514,695	334,329	241,714	174,074	132,851

(1) Includes restricted cash in the amount of R$84 million, R$89 million, R$144 million and R$44 million as of December 31, 2008, 2007, 2006 and 2005, respectively. We had no restricted cash in December 31, 2009.
(2) See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” in our 2009 Form 20-F for more detailed information on our average assets, liabilities and equity for the years ended December 31, 2009, 2008 and 2007.
(3) Common shares issued, no par value: 2,289,286,475 as of December 31, 2009; 1,708,760,440 as of December 31, 2008; 1,722,875,704 as of December 31, 2007; 1,666,399,405 as of December 31, 2006 and 1,666,399,405 as of December 31, 2005. As of December 31, 2009 we held 2,202 shares in treasury. We did not hold any shares in treasury as of December 31, 2008. As of December 31, 2007, 2006 and 2005, we held 14,115,264; 13,740,989 and 12,066,513, shares in treasury, respectively. We restated the quantity of shares retroactively to reflect the stock splits effected on August 22, 2005 and October 1, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.
(4) Preferred shares issued, no par value: 2,281,649,744 as of December 31, 2009; 1,605,988,901 as of December 31, 2008; 1,637,613,901 as of December 31, 2007; 1,637,613,901 as of December 31, 2006 and 1,449,189,143 as of December 31, 2005.  As of December 31, 2009, 2008, 2007, 2006 and 2005, we held  43,588,307; 64,639,300; 50,428,978; 54,398,135 and 67,496,000 shares in treasury, respectively. We restated the quantity of shares retroactively  to reflect the stock splits effected on August 22, 2005 and October 1, 2007, the stock dividend approved on April 23, 2008 and the stock dividend approved on April 24, 2009 which was carried out on August 28, 2009.
(5) Other shareholders’ equity includes treasury stock, additional paid-in capital, other accumulated comprehensive income, appropriated and unnappropriated retained earnings.

Selected Consolidated Ratios (%)
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Profitability and performance
Net interest margin (1)	9.0	7.3	10.7	11.7	12.2
Return on average assets (2)	2.7	1.5	3.2	3.5	4.1
Return on average equity (3)	22.9	13.5	23.3	26.2	30.7
Efficiency ratio (4)	45.3	60.3	49.4	51.2	53.2

Liquidity
Loans and leases as a percentage of total deposits (5)	128.7	112.5	142.7	136.9	115.7

Capital
Total equity as a percentage of total assets (6)	11.6	8.6	13.0	14.1	13.1

(1) Net interest income divided by average interest-earning assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheets and Interest Rate Data” in our 2009 Form 20-F for more detailed information on our average assets, liabilities and equity for the years ended December 31, 2009, 2008 and 2007.
(2) Net income attributable to Itaú Unibanco divided by average total assets.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” in our 2009 Form 20-F for more detailed information on our average assets, liabilities and equity for the years ended December 31, 2009, 2008 and 2007.
(3) Net income attributable to Itaú Unibanco divided by average equity.  See “Item 4B. Business Overview - Selected Statistical Information – Average Balance Sheet and Interest Rate Data” in our 2009 Form 20-F for more detailed information on our average assets, liabilities and equity for the years ended December 31, 2009, 2008 and 2007.
(4) Salaries and employee benefits, administrative expenses, other non-interest expense (except expenses with respect to the social integration program (Programa de Integração Social), or PIS, the contribution for social security financing (Contribuição para Financiamento da Seguridade Social), or COFINS, and tax on services (Imposto sobre Serviços), or ISS), amortization of other intangible assets plus depreciation of premises and equipment as a percentage of the aggregate of net interest income, fee and commission income, insurance premiums, income on private retirement plans and on capitalization plans, trading income (losses), net gain (loss) on sale of available-for-sale securities, net gain (loss) on foreign currency transactions, net gain (loss) on translation of foreign subsidiaries and other non-interest income less insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs and taxes (consisting of  ISS, PIS and COFINS).
(5) Loans and leases as of year-end divided by total deposits as of year-end.
(6) As of year-end.

Brazilian GAAP Selected Financial Data

The following tables set forth selected financial data derived from our unaudited interim consolidated financial information for the three-month periods ended March 31, 2010 and 2009, prepared in accordance with Brazilian GAAP.  This financial information is presented under Brazilian GAAP which significantly differs from U.S. GAAP and, therefore, is not directly comparable to the audited financial statements included in our 2009 Form 20-F, incorporated by reference herein, which have been prepared in accordance with U.S. GAAP.

Statement of Income
	For the Three-Month Period Ended March, 31
	2010	2009
	(in millions of R$)
Income from financial operations
Loan, lease and other credit operations	12,146	12,350
Securities and derivative financial instruments	4,595	7,076
Insurance, pension plan and capitalization	1,023	1,173
Foreign exchange operations	404	121
Compulsory deposits	207	207
Total income from financial operations	18,375	20,927
Expenses on financial operations
Interest on deposits (money market)	(6,682)	(8,957)
Technical provisions for pension plan and capitalization	(896)	(1,027)
Borrowings and onlendings	(692)	(395)
Total expenses on financial operations	(8,270)	(10,379)
Income from financial operations before loan losses	10,105	10,548
Expense for allowance for loan losses	(3,866)	(3,834)
Income from recovery of credits written off as loss	846	398
Result of loan losses	(3,021)	(3,437)
Gross income from financial operations	7,084	7,111
Other operating income (expenses)
Banking service fees	3,373	2,882
Asset management	599	495
Current account services	135	115
Credit cards	1,553	1,357
Sureties and credits granted	355	278
Receipt services	322	303
Other	408	334
Income from bank charges	747	644
Result from insurance, pension plan and capitalization operations	648	502
Personnel expenses	(2,882)	(2,982)
Other administrative expenses	(2,978)	(2,772)
Tax expenses	(911)	(899)
Equity in earnings of affiliates	72	87
Other operating revenues	348	264
Other operating expenses	(912)	(1,707)
Total other operating income (expenses)	(2,496)	(3,982)
Operating income	4,588	3,129
Non-operating income	19	(11)
Income before taxes on net income and profit sharing	4,608	3,118
Income tax and social contribution
Due on operations for the period	(1,396)	(1,275)
Related to temporary differences	335	426
Total income tax and social distribution	(1,061)	(849)
Profit sharing - Management members - Law No. 6,404 of 12/15/1976	(62)	(54)
Minority interest in subsidiaries	(250)	(200)
Net income	3,234	2,015

Balance Sheet

Assets
	As of March, 31
	2010	2009
	(in millions of R$)
Current Assets
Cash and cash equivalents	11,249	13,062
Interbank investments	131,004	122,373
Securities and derivative financial instruments	99,152	106,330
Interbank accounts	35,963	15,309
Interbranch accounts	49	63
Loan, lease and other credit operations	142,634	145,937
Other receivables	57,555	68,012
Other assets	2,771	3,325
Total Current Assets	480,376	474,411
Long-Term Receivables
Interbank investments	5,226	4,168
Securities and derivative financial instruments	22,220	29,918
Interbank accounts	539	672
Loan, lease and other credit operations	86,313	72,716
Other receivables	28,344	30,669
Other assets	1,380	1,592
Total Long-Term Receivables	144,022	139,735
Income from financial operations before loan losses
Investments	2,279	2,233
Fixed assets	4,422	4,200
Operating lease assets	6	9
Intangible assets	3,559	3,953
Total Permanent Assets	10,265	10,395
Total Assets	634,663	624,541

Liabilities
	As of March, 31
	2010	2009
	(in millions of R$)
Current Liabilities
Deposits	117,340	118,771
Deposits received under securities repurchase agreements	97,557	88,317
Funds from acceptance and issuance of securities	11,139	12,081
Interbank accounts	4,791	3,275
Interbranch accounts	2,749	2,699
Borrowings and onlending	16,194	20,434
Derivative financial instruments	3,743	6,325
Technical provisions for insurance, pension plan and capitalization	9,488	17,484
Other liabilities	73,615	83,270
Total Current Liabilities	336,617	352,655
Long-Term Liabilities
Deposits	66,149	83,687
Deposits received under securities repurchase agreements	50,478	39,193
Funds from acceptance and issuance of securities	7,655	8,478
Borrowing and onlending	21,034	18,167
Derivative financial instruments	3,700	2,706
Technical provisions for insurance, pension plan and capitalization	44,786	28,213
Other liabilities	47,396	43,151
Total Long-Term Liabilities	241,197	223,595
Deferred Income	205	242
Minority Interest in Subsidiaries	3,669	3,050
Shareholders’ Equity	52,975	44,999
Total Liabilities and Shareholders’ Equity	634,663	624,541

Selected Consolidated Ratios (%)
	As of March, 31
	2010	2009
	(in millions of R$)
Profitability and Performance
Return on average assets(1)	2.1	1.3
Return on average equity(2)	25.0	18.2
Liquidity
Loans and leases as a percentage of total deposits(3)(4)	137.4	118.7
Capital
Total equity as a percentage of total assets(4)	8.3	7.2

(1)       Net income divided by average total assets.  For quarterly periods, it represents the ratio between net income and the average assets ((March+December)/2).
(2)       Net income divided by average shareholders’ equity. For quarterly periods, it represents the ratio between net income and the average equity ((March+ December)/2).
(3)       Loans and leases as of period-end divided by total deposits as of period-end.
(4)       As of the end of the applicable period.

RISK FACTORS

An investment in the ADSs or our preferred shares involves a high degree of risk.  Our 2009 Form 20-F, which is incorporated by reference herein, describes the risks with respect to our company, the banking industry and our operating environment, particularly Brazil.  You should carefully consider these risks and the ones set forth below before making your investment decision.  Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.  The price of the ADSs could decline due to any of these risks or any other factors, and you may lose all or part of your investment.  These risks are those that we currently believe may materially affect us.

Risks Relating to the ADSs or Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. We have not made any credit operations in the U.S. subprime market, including any collateralized debt obligations; however, the recent crisis in the United States subprime market may expose us to risk as a result of greater volatility in the Brazilian securities market. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 54.7% of the aggregate market capitalization of the BM&FBOVESPA, as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 45.8%, 53.1% and 44.8% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We will not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them in a timely manner, and U.S. holders of ADSs will not realize any value from the granting of the preemptive rights. For more information on the exercise of your rights, see “Item 10B. Memorandum and Articles of Association – Preemptive Rights on Increase in Preferred Share Capital” in our 2009 Form 20-F incorporated by reference in this prospectus.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As a holder of ADSs, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares. If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. Moreover, should you surrender your ADSs and withdraw preferred shares, applicable regulations require you to enter into corresponding exchange transactions and pay taxes on these exchange transactions. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Substantial sales of the ADSs or our preferred shares could cause the price of the ADSs or our preferred shares to decrease.

We, Itaúsa and IUPAR have agreed with the initial purchasers in the private placement of our ADSs, subject to certain exceptions, not to sell or transfer any preferred shares or securities convertible into, exchangeable for, exercisable for, or repayable with preferred shares, for 90 days beginning May 18, 2010 without first obtaining the written consent of the initial purchasers in the case of IUPAR and Itaúsa and beginning May 25, 2010 in our case. After these lock-up agreements expire or if they are waived, the preferred shares subject to these agreements will be eligible for sale in the public market. The market price of the ADSs and our preferred shares could drop significantly if we, IUPAR or Itaúsa sell preferred shares or the market perceives that any of us intend to sell preferred shares.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On December 31, 2009 the exchange rate was R$1.74 per US$1.00 and on June 25, 2010, the exchange rate was R$1.7781 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may substantially depreciate or appreciate against the U.S. dollar. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil” in our 2009 Form 20-F, which is incorporated by reference herein.

The following tables set forth information on the commercial market rate for U.S. dollars as reported by the Central Bank for the periods and dates indicated:

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Year-End
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412

Source:  Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$ 1.00
Year	Low	High	Average (1)	Month-End
December 2009	1.7096	1.7879	1.7503	1.7412
January 2010	1.7227	1.8748	1.7798	1.8748
February 2010	1.8046	1.8773	1.8416	1.8110
March 2010	1.7637	1.8231	1.7858	1.7810
April 2010	1.7306	1.7806	1.7566	1.7306
May 2010	1.7315	1.8811	1.8132	1.8167
June 2010 (through June 25)	1.7663	1.8658	1.8081	1.7781

 Source:  Central Bank
(1) Represents the average of the exchange rates on the closing of each day during the relevant period.

RECENT DEVELOPMENTS

Interim Consolidated Statement of Income

The following discussion should be read in conjunction with our interim consolidated interim financial statements and related notes as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009 included in our May 17 Form 6-K (Brazilian GAAP Interim Financial Statements as of and for the three-month periods ended March 31, 2010 and 2009), which is incorporated by reference in this prospectus. Our historical results discussed are not necessarily indicative of our full year performance or of results to be expected from any future period. The following discussion may contain forward looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” and “Forward-Looking Statements.”

Because of the differences in the accounting principles used in the preparation of the annual consolidated financial information contained in our 2009 Form 20-F, prepared in accordance with U.S. GAAP, on the one hand, and the interim consolidated financial information contained in our May 17 Form 6-K and discussed below, prepared in accordance with Brazilian GAAP, on the other, the information is not directly comparable and you should use caution when comparing the interim consolidated financial information prepared in accordance with Brazilian GAAP to the annual consolidated financial information in U.S. GAAP.  See “Unaudited Reverse Reconciliation of Consolidated Stockholders’ Equity and of Consolidated Net Income Between U. S. GAAP and Brazilian GAAP.”

The following table sets forth our interim condensed consolidated statement of income for the three-month periods ended March 31, 2010 and 2009:

Statement of Income	For the Three-Month Period Ended March, 31
	2010	2009
	(in millions of R$)
Income from financial operations
Loan, lease and other credit operations	12,146	12,350
Securities and derivative financial instruments	4,595	7,076
Insurance, pension plan and capitalization	1,023	1,173
Foreign exchange operations	404	121
Compulsory deposits	207	207
Total income from financial operations	18,375	20,927
Expenses on financial operations
Interest on deposits (money market)	(6,682)	(8,957)
Technical provisions for pension plan and capitalization	(896)	(1,027)
Borrowings and onlendings	(692)	(395)
Total expenses on financial operations	(8,270)	(10,379)
Income from financial operations before loan losses	10,105	10,548
Expense for allowance for loan losses	(3,866)	(3,834)
Income from recovery of credits written off as loss	846	398
Result of loan losses	(3,021)	(3,437)
Gross income from financial operations	7,084	7,111
Other operating income (expenses)
Banking service fees	3,373	2,882
Asset management	599	495
Current account services	135	115
Credit cards	1,553	1,357
Sureties and credits granted	355	278
Receipt services	322	303
Other	408	334
Income from bank charges	747	644
Result from insurance, pension plan and capitalization operations	648	502
Personnel expenses	(2,882)	(2,982)
Other administrative expenses	(2,978)	(2,772)
Tax expenses	(911)	(899)
Equity in earnings of affiliates	72	87
Other operating revenues	348	264
Other operating expenses	(912)	(1,707)
Total other operating income (expenses)	(2,496)	(3,982)
Operating income	4,588	3,129
Non-operating income	19	(11)
Income (Losses) before taxes on net income and profit sharing	4,608	3,118
Income tax and social contribution
Due on operations for the period	(1,396)	(1,275)
Related to temporary differences	335	426
Total income tax and social distribution	(1,061)	(849)
Profit sharing - Management members - Law No. 6,404 of 12/15/1976	(62)	(54)
Minority interest in subsidiaries	(250)	(200)
Net income	3,234	2,015

Results of Operations for the Three-Month Period Ended March 31, 2010 Compared to the Three-Month Period Ended March 31, 2009 – Interim financial information prepared in accordance with Brazilian GAAP

Highlights

For the three-month period ended March 31, 2010, our consolidated net income was R$3,234 million. As of March 31, 2010, our total shareholders’ equity was R$52,975 million. Our annualized return on average equity was 25.0% in the three-month period ended March 31, 2010. Our solvency ratio on a fully consolidated basis reached 17.3%, an 80 basis point increase in comparison to the same period of the previous year.

During the three-month period ended March 31, 2010, we highlight the improvement of asset quality as the main impact in our financial condition. Our operations were positively affected by a decrease of nonperforming loans.

As of March 31, 2010, the balance of credit transactions, including endorsements and guarantees, totaled R$284,710 million. Credit to individuals increased by 12.5% while credit to companies decreased by 0.8% compared to March 31, 2009. The strategy of increasing the volume of credit cards, vehicle financing, mortgage loans and loans to micro, small and mid-sized companies was maintained during the first quarter of 2010. The decrease in the balance of trading assets and securities and changes in exchange rates and in interest rates affected our results in the three-month period ended March 31, 2010 compared to the same period of 2009.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the three-month period ended March 31, 2010 present the effects from this association and consolidate the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet.  The association, however, has not caused a significant effect on our net income for the three-month period ended March 31, 2010 compared to the same period in 2009.

Net Income

The table below shows the major components of our net income for the three-month periods ended March 31, 2010 and 2009.

	Three-Month Period Ended March 31,
	2010	2009	Variation (%)
	(In millions of R$)
Income from financial operations	18,375	20,927	(12.2)%
Expenses on financial operations	(8,270)	(10,379)	(20.3)%
Income from financial operations before loan losses	10,105	10,548	(4.2)%
Result of loan losses	(3,021)	(3,437)	(12.1)%
Gross income from financial operations	7,084	7,111	(0.4)%
Other operating revenues (expenses), net	(2,496)	(3,982)	(37.3)%
Operating income	4,588	3,129	46.6%
Non-operating income	19	(11)	n.m.
Income before taxes on income and profit sharing	4,607	3,118	47.8%
Income tax and social contribution	(1,061)	(849)	25.0%
Profit sharing	(62)	(54)	14.8%
Minority interest in subsidiaries	(250)	(200)	25.0%
Net income	3,234	2,015	60.5%

Income from Financial Operations

The table below shows the major components of our income from financial operations for the three-month periods ended March 31, 2010 and 2009.

	Three-Month Period Ended March 31
	2010	2009	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	12,146	12,350	(1.7)%
Securities and derivative financial instruments	4,595	7,076	(35.1)%
Insurance, pension plan and capitalization	1,023	1,173	(12.8)%
Foreign exchange operations	404	121	233.9%
Compulsory deposits	207	207	(0.0)%
Total income from financial operations	18,375	20,927	(12.2)%

Our income from financial operations decreased by 12.2% from R$20,927 million for the three-month period ended March 31, 2009 to R$18,375 million for the same period in 2010, a decrease of R$2,552 million. This decrease is primarily due to a decrease in the results of securities and derivative financial instruments, partially offset by an increase in income from foreign exchange operations. The income from securities and derivatives financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad. During the first quarter of 2009, we took advantage of market opportunities arising out of volatility and movements in interest rates that contributed to an increase in income from securities and derivative financial instruments for the period.  Conversely, during the first quarter of 2010, we did not identify the same market conditions to profit from.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations decreased by 1.7% from R$12,350 million for the three-month period ended March 31, 2009 to R$12,146 million for the same period of 2010, a decrease of R$204 million. This decrease was mainly due to a decrease in interest rates, partially offset by the increase in volume of loans and lease transactions (other than with large companies, loans to clients of subsidiaries abroad and rural loans, which experienced a decrease) for the three-month period ended March 31, 2010 compared to the same period in 2009. The appreciation of the real against foreign currencies and the migration from bank loans to funding in the capital markets were the main reasons for the decline of the balance of loans to large companies during the period. Changes in exchange rates also affected the balance of loans in our operations abroad.

The table below shows the performance of credit transactions with loans classified by type of creditor (individuals and corporations), further broken down by type of product for individuals and by size of customer for corporations. We also present information on our “regulatory required loans,” which are loans required by Brazilian regulation, including financing for housing and agricultural loans.

	Three-Month Period Ended March 31
	2010	2009	Variation (%)
	(In millions of R$)
Loans to individuals	104,257	92,710	12.5%
Credit card	28,419	23,122	22.9%
Personal credit	21,703	20,824	4.2%
Vehicles	54,135	48,765	11.0%
Loans to companies	153,378	154,650	(0.8)%
Large companies	89,057	103,083	(13.6)%
Small and mid-sized companies	64,321	51,567	24.7%
Regulatory required loans(1)	14,601	11,859	23.1%
Rural loans	5,233	5,250	(0.3)%
Mortgage loans	9,368	6,609	41.7%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	12,176	13,511	(9.9)%
Porto Seguro Portfolio	299	—	n.m.
Total of loan, lease and other credit operations (including sureties and endorsements)	284,710	272,729	4.4%
Note: (1)	Regulatory required loans are composed of rural and mortgage loans to individuals and to companies.

The total balance of loans and financing portfolio, including sureties and endorsements, was R$284,710 million as of March 31, 2010, a 4.4% increase compared to the balance as of March 31, 2009. Loans to individuals totaled R$104,257 million, an increase of 12.5% compared to March 31, 2009. The balance of credit card lending increased 22.9% from March 31, 2009 to March 31, 2010 due to the consistently growing popularity of this product due to its practicality and safety. Vehicle financing also increased 11.0% from March 31, 2009 to March 31, 2010 and was partially driven by tax incentives granted by the Brazilian government to purchasers. Personal credit operations increased 4.2% from date to date. Loans to companies totaled R$153,378 million as of March 31, 2010, a decrease of 0.8% compared to March 31, 2009. The balance of loans to small and mid-sized companies increased 24.7% from date to date as consequence of our strategic focus on these customers and greater commercial efforts to boost these operations. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration by corporate borrowers from bank financing to capital markets financing, were the main causes of the decrease of balance of corporate loans. Changes in exchange rates also had a significant impact on our activities abroad, decreasing the balance of our loans portfolios in Argentina, Chile, Uruguay and Paraguay. The balance of regulatory required loans increased significantly as a result of the 41.7% increase of our mortgage loans in connection with favorable Brazilian economic scenario. The consolidation of Porto Seguro also resulted in a balance of R$299 million as of March 31, 2010.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 35.1%, or R$2,481 million, from the three-month period ended March 31, 2009 to the same period in 2010 totaling R$4,595 million. This decrease in income from securities and derivative financial instruments reflects fundamentally the decrease of volume of trading assets and securities. The income from securities and derivatives financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments abroad. In the first quarter of 2009, in light of the predictability in the market, we also took advantage of volatility and movements in interest rates, which contributed to an increase in income for the period. Conversely, during the first quarter of 2010, we did not identify the same market conditions to profit from.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization decreased by 12.8%, from R$1,173 million for the three-month period ended March 31, 2009 to R$1,023 million for the same period in 2010, a decrease of R$150 million. This decrease was mainly due to the decreased in the interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased by 233.9% from R$121 million for the three-month period ended March 31, 2009 to R$404 million for the same period in 2010, an increase of R$283 million. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations as a result of the fluctuation of the real in relation to foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits stayed practically stable from period to period.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations for the three-month periods ended March 31, 2010 and 2009.

	Three-Month Period Ended March 31
	2010	2009	Variation (%)
	(In millions of R$)
Money market	(6,682)	(8,957)	(25.4)%
Technical provisions for pension plan and capitalization	(896)	(1,027)	(12.7)%
Borrowings and onlending	(692)	(395)	75.2%
Total expenses on financial operations	(8,270)	(10,379)	(20.3)%

Our expenses on financial operations decreased by 20.3% from R$10,379 million for the three-month period ended March 31, 2009 to R$8,270 million for the same period in 2010, a decrease of R$2,109 million.

Expenses from Money Market

Our expenses from money market operations decreased by 25.4% from R$8,957 million for the three-month period ended March 31, 2009 to R$6,682 million for the same period in 2010, a decrease of R$2,275 million. This decrease mainly reflects the impact of interest rate decrease in our funding portfolio and the change of our mix of interest-bearing liabilities, mainly due to the increased balance of savings deposits.

Expenses from Technical Provisions for Pension Plans and Capitalization

Our expenses from technical provisions for pension plan and capitalization operations decreased by 12.7% from R$1,027 million for the three-month period ended March 31, 2009 to R$896 million for the same period in 2010, a decrease of R$131 million. This decrease was mainly due to the decrease in the cost of technical provisions partially offset by the organic growth in the balance of investment contracts for pension plans.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased from R$395 million for the three-month period ended March 31, 2009 to R$692 million for the same period in 2010, an increase of R$297 million. This increase was mainly due to the impact of exchange rate variation on borrowings and onlending denominated in or indexed to foreign currencies, partially offset by changes in the balance of borrowings.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 4.2% from R$10,548 million for the three-month period ended March 31, 2009 to R$10,105 million for the same period in 2010, an decrease of R$443 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Results of Loan Losses

Our results of loan losses decreased by 12.1% from R$3,437 million for the three-month period ended March 31, 2009 to R$3,021 million for the same period in 2010, a decrease of R$416 million. The main components of results of loan losses in these periods are listed below.

Expense for Allowance for Loan Losses

Our expense for allowance for loan losses increased by 0.8% from R$3,834 million for the three-month period ended March 31, 2009 to R$3,866 million for the same period in 2010, an increase of R$32 million. During the first quarter of 2010, the asset quality of our loans portfolio improved significantly in comparison to the credit portfolio in the first quarter of 2009. During that period, the adverse effects of the international economic and financial crisis spread among industries, resulting in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting this adverse context. However, the Brazilian government adopted tax incentive packages to foster consumption and the overall economic activity levels, contributing for a quickly overcoming of the adverse credit cycle. It is important to emphasize that in the first quarter of 2010, we did not make any reverse of the allowance for doubtful loans additional to the mandatorily required minimum allowance, given the noticeable improvement in the loan portfolio quality, adding up to R$6,104 million at March 31. It should be noted that in the first quarter of 2009, a reversal of R$539 million was made in the additional allowance for doubtful loans, to meet the worsening quality of the loan portfolio, affected by the strong economic downturn brought about by the international financial crisis.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 112.6% from R$398 million for the three-month period ended March 31, 2009 to R$846 million for the same period in 2010, an increase of R$448 million. A better economic environment and the intense collection efforts in the beginning of 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations decreased by 0.4% from R$7,111 million for the three-month period ended March 31, 2009 to R$7,084 million for the same period in 2010, a decrease of R$27 million.

Other Operating Revenues (Expenses), Net

The table below shows the main components of our other operating revenues (expenses), net for the three-month periods ended March 31, 2010 and 2009.

	Three-Month Period Ended March 31
	2010	2009	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	4,120	3,526	16.8%
Result of operations from insurance, pension plan and capitalization	648	502	29.1%
Personnel expenses	(2,882)	(2,982)	(3.4)%
Other administrative expenses	(2,978)	(2,772)	7.4%
Tax expenses	(911)	(899)	1.3%
Equity in earnings of affiliates	72	87	(17.2)%
Other operating revenues	348	264	31.8%
Other operating expenses	(912)	(1,707)	(46.6)%
Total other operating revenues (expenses), net	(2,495)	(3,982)	(37.3)%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 16.8% from R$3,526 million for the three-month period ended March 31, 2009 to R$4,120 million for the same period in 2010, an increase of R$594 million.

Banking service fees increased by 17.0% from R$2,882 million for the three-month period ended March 31, 2009 to R$3,373 million for the same period in 2010, an increase of R$491 million. This increase was mainly due to increased revenues from credit card operations, which increased by 14.4% from R$1,357 million for the three-month period ended March 31, 2009 to R$1,553 million for the same period in 2010, an increase of R$196 million, due to the increased use of credit cards as the method of payment in commercial transactions and an increase in offering of consumer credit lines, such as cash in advance, offered by us through retailers. Fees from assets under management increased by 21.0% from R$495 million for the three-month period ended March 31, 2009 to R$599 million for the same period in 2010, an increase of R$104 million. The volume of assets under management increased 29.6% from date to date, totaling R$348,591 million as of March 31, 2010. Sureties and credits granted increased by 28.0% from R$278 million for the three-month period ended March 31, 2009 to R$355 million for the same period in 2010, an increase of R$77 million. This change is related to an increase of our operational activities and a better economic environment for granting credit. We also had an increase of 22.2%, or R$74 million, in other banking service fees, mainly related to the resumption of our activities of investment bank and economic and financial advisory after a period of doldrums that followed the international financial crisis.

Income from bank charges increased by 16.0% from R$644 million for the three-month period ended March 31, 2009 to R$747 million for the same period in 2010, an increase of R$103 million. The increase was principally due to fees for service packages on a greater volume of operations.

Results of Operations from Insurance, Pension Plan and Capitalization

Our results of operations from insurance, pension plan and capitalization increased by 29.1% from R$502 million for the three-month period ended March 31, 2009 to R$648 million for the same period in 2010, an increase of R$146 million. The results of operations from insurance, pension plan and capitalization were mainly affected by the increase in our sales of insurance products.  In the first quarter of 2010, the contribution of the Porto Seguro for the results of operations from insurance was R$102 million.

Personnel Expenses

Our personnel expenses decreased by 3.4% from R$2,982 million for the three-month period ended March 31, 2009 to R$2,882 million for the same period in 2010, a decrease of R$100 million. This decrease in personnel expenses was mainly due to the 2.2% decrease in the number of employees that totaled 103,835 individuals as of March 31, 2010, affected by the restructuring of some operational areas.

Other Administrative Expenses

Our other administrative expenses increased by 7.4% from R$2,772 million for the three-month period ended March 31, 2009 to R$2,978 million for the same period in 2010, an increase of R$206 million. This increase in other administrative expenses was mainly due to expenses related to our organic growth, especially those related to data processing, communication, maintenance and conservation of branches and marketing and advertising expenses.

Tax Expenses

Our tax expenses increased by 1.3% from R$899 million for the three-month period ended March 31, 2009 to R$911 million for the same period in 2010, an increase of R$12 million. This increase in tax expenses was mainly due to increased operational activity.

Equity in Earnings of Affiliates

Our equity in earnings of affiliates decreased from R$87 million for the three-month period ended March 31, 2009 to R$72 million for the same period in 2010, a decrease of R$15 million, and was principally due to a decrease in the dividends received from investments in shares of companies recorded at cost.

Other Operating Revenues

Our other operating revenues increased 31.8% from R$264 million for the three-month period ended March 31, 2009 to R$348 million for the same period in 2010, an increase of R$84 million, mainly related to the impact of the reversal of  a provision in the amount of R$144 million related to the program for settlement or installment payment of federal taxes — Law No. 11,941/09.

Other Operating Expenses

Our other operating expenses decreased by 46.6% from R$1,707 million for the three-month period ended March 31, 2009 to R$912 million for the same period in 2010, a decrease of R$795 million. During the first quarter of 2010 we did not have some events that took place in the first quarter of 2009, such as the goodwill amortization expenses of R$541 million, mainly related to the acquisition of control in Redecard S.A.

Operating Income

Our operating income increased 46.6% from R$3,129 million for the three-month period ended March 31, 2009 to R$4,588 million for the same period in 2010, an increase of R$1,459 million.

Non-Operating Income

Our non-operating income increased from a loss of R$11 million for the three-month period ended March 31, 2009 to a profit of R$19 million for the same period in 2010, a variation of R$30 million. This increase was basically related to gains/(losses) on sales of foreclosed assets, as well as gains on the disposal of an investment in the first quarter of 2010.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased from R$3,118 million for the three-month period ended March 31, 2009 to R$4,608 million for the same period in 2010, an increase of R$1,490 million.

Income Tax and Social Contribution

The table below shows the major components of our income tax and social contribution for the three-month periods ended March 31, 2010 and 2009.

	Three-Month Period Ended March 31
	2010	2009	Variation (%)
	(In millions of R$)
Income before income tax and social contribution	4,608	3,118	47.8%
Charges (income tax and social contribution) at the rates in effect	(1,843)	(1,247)	47.8%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	782	398	96.5%
Foreign exchange variation on investments abroad	115	(116)	n.m.
Interest on capital	370	374	(1.1)%
Dividends, interest on external debt bonds and tax incentives	87	179	(51.4)%
Other	210	(39)	n.m.
Total income tax and social contribution	(1,061)	(849)	25.0%

Income tax and social contribution for the period resulted in an expense of R$1,061 million for the three-month period ended March 31, 2010 compared to an expense of R$849 million for the same period in 2009. The main factors that contributed to the increase were: (i) the effect of exchange rate gains and losses in our investments abroad resulting in a benefit of R$115 million in the three-month period ended March 31, 2010, in comparison with an expense of  R$116 million in the same period in 2009; and (ii)  dividends, interest on external debt bonds and tax incentives of R$87 million in the three-month period ended March 31, 2010, a decrease of R$92 million compared to the same period in 2009.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes.

Profit Sharing – Management Members

Our profit sharing of management members increased by 14.8% from R$54 million for the three-month period ended March 31, 2009 to R$62 million for the same period in 2010, an increase of R$8 million. This increase was mainly a consequence of a better result in the first quarter of 2010.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$200 million for the three-month period ended March 31, 2009 to an expense of R$250 million for the same period in 2010, an increase of R$50 million. This variation was principally due to the increased results of subsidiaries in the first quarter of 2010.

Liquidity and Capital Resources

The following table sets forth our average deposits and borrowings for the three-month periods ended March 31, 2010 and 2009:

	Three-Month Period Ended March 31,
	2010		2009
	Average balance	% of Total	Average balance	% of Total
	(in millions of R$, except percentages)
Interest-bearing liabilities	423,019	74.3%	424,536	72.4%
Interest-bearing deposits	161,786	28.4%	177,195	30.2%
Savings deposits	49,153	8.6%	39,321	6.7%
Deposits from banks	1,897	0.3%	3,266	0.6%
Time deposits	110,736	19.4%	134,608	22.9%
Deposits received under repurchase agreements	139,984	24.6%	125,934	21.5%
Funds from acceptance and issuance of securities	18,057	3.2%	20,078	3.4%
Borrowings and onlending	35,960	6.3%	40,619	6.9%
Other obligation - Securitization of foreign payment orders and subordinated debt	23,897	4.2%	25,254	4.3%
Technical provisions for insurance, pension plan and capitalization	43,335	7.6%	35,456	6.0%
Non-interest bearing liabilities	146,620	25.7%	162,055	27.6%
Non-interest bearing deposits	25,345	4.4%	27,129	4.6%
Other non-interest bearing liabilities	121,275	21.3%	134,876	23.0%
Total liabilities	569,639	100.0%	586,541	100.0%

Capital

The following table sets forth our capital positions of total risk-weighted assets as well as our minimum capital requirements under Central Bank rules, in each case as of March 31, 2010 and 2009, according to the full consolidation method:

	As of March 31,
	2010	2009
	(in millions of R$)
Tier 1 Capital	59,998	53,387
Tier 2 Capital	15,514	15,781
Tier 1 plus Tier 2 Capital	75,512	69,168
Adjustments	(33)	(192)
Our Regulatory Capital	75,479	68,976
Minimum regulatory capital required	48,115	45,949
Excess over minimum regulatory capital required	27,364	23,027
Total risk-weighted assets	437,407	417,716
Our regulatory capital to risk-weighted assets ratio	17.3%	16.5%
(*) As submitted to the Central Bank.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited condensed combined consolidated pro forma statement of income gives pro forma effect to the Association as if it had occurred on January 1, 2009.

The unaudited condensed combined consolidated pro forma financial information was prepared for illustrative purposes only.  This information does not purport to represent what our actual results of operations would have been if the Association had actually occurred on January 1, 2009 nor is it necessarily indicative of our results of operations or financial position that may or may not be expected to be achieved in the future.

This financial information was derived from our historical statement of income for the year ended December 31, 2009 prepared in accordance with U.S. GAAP which is incorporated by reference in this prospectus from our 2009 Form 20-F and from the historical statement of income from January 1, 2009 to February 18, 2009 (the date of acquisition of Unibanco Holding S.A. for U.S. GAAP purposes) of Unibanco Holding S.A. which is not included in this prospectus.

The unaudited condensed combined consolidated pro forma statement of income does not reflect any adjustments for non-recurring items or operating synergies resulting from the Association. In addition, pro forma adjustments are based on certain assumptions and other information that are subject to change as additional information becomes available or subsequent facts occur.

Unaudited Condensed Combined Consolidated Pro Forma Statement of Income for the Year Ended December 31, 2009

	Itaú Unibanco Holding S.A. - Consolidated Historical Statement of Income - Year Ended December 31, 2009	Unibanco - União de Bancos Brasileiros S.A. - Consolidated Statement of Income - Period not consolidated in historical statement of income Itaú Unibanco Holding S.A.	Sub-Total	Purchase Accounting Adjustments	Reference - Note 2	Itaú Unibanco Holding S.A. - Pro forma Combined Consolidated Statement of Income - Year Ended December 31,2009
	(in million of reais, except per share information)
Interest Income
Interest on Loans and Leases	48,582	1,162	49,744	56	(A)	49,800
Interest on Trading Assets	7,086	150	7,236	-		7,236
Interest and Dividends on Available-For-Sale Securities and Held-to-Maturity Securities	4,173	184	4,357	(1)	(B)	4,356
Other Interest Income	12,726	485	13,211	(3)	(C)	13,208
Total interest income	72,567	1,981	74,548	52		74,600

Interest expense
Interest on Deposits	(11,773)	(515)	(12,288)	5	(D)	(12,283)
Interest on Short-Term Borrowings	(5,314)	(23)	(5,337)	3	(E)	(5,334)
Interest on Long-Term Debt	(4,586)	(166)	(4,752)	28	(E)	(4,724)
Other Interest Expense	(10,203)	(381)	(10,584)	-		(10,584)

Total interest expense	(31,876)	(1,085)	(32,961)	36		(32,925)

Net interest income	40,691	896	41,587	88		41,675
Allowance for Loan and Lease Losses	(15,372)	(274)	(15,646)	246	(A)	(15,400)

Net interest income after allowance for loan and lease losses	25,319	622	25,941	334		26,275

Non-interest income	40,436	739	41,175	0		41,175
Non-interest expense	(42,294)	(1,239)	(43,533)	(262)	(F) through (I)	(43,795)
Net Income Before Taxes	23,461	122	23,583	72		23,655

Taxes on income	(8,849)	(88)	(8,937)	(29)	(J)	(8,966)
Net Income	14,612	34	14,646	43		14,689

Less: Net Income attributable to Noncontroling Interest	(527)	(7)	(534)	-		(534)
Net income attributable to Itaú Unibanco Holding S.A.	14,085	27	14,112	43		14,155

Weighted average number of shares outstanding - Basic
Common	2,192,530,134		2,289,284,457		(K)	2,289,284,457
Preferred	2,143,753,894		2,228,462,996		(K)	2,228,462,996

Weighted average number of shares outstanding - Diluted
Common	2,192,530,134		2,289,284,457		(K)	2,289,284,457
Preferred	2,149,890,063		2,234,599,165		(K)	2,234,599,165

Earning per share – Basic
Common	3.25		3.12		(K)	3.13
Preferred	3.25		3.12		(K)	3.13

Earning per share – Diluted
Common	3.24		3.12		(K)	3.13
Preferred	3.24		3.12		(K)	3.13

1	Description of the transactions and basis for preparation of pro forma statement of income

(a)	Background and Description of the Transaction

On November 3, 2008, the controlling shareholders of Itaúsa, the then controlling shareholder of Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding,” then named Banco Itaú Holding Financeira S.A.) and of Unibanco Holdings S.A. entered into an agreement (the “Association Agreement”) to combine the financial operations of Itaú Unibanco Holding, Unibanco Holdings and its subsidiary Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), by which Unibanco Holdings and its subsidiary Unibanco would become wholly owned subsidiaries of Itaú Unibanco Holding, in order to establish a leading private financial group in the Southern Hemisphere. Unibanco Holdings is a holding company whose only relevant activity is to hold a controlling interest in Unibanco. Unibanco was until its acquisition a full-service financial institution providing, directly and indirectly through its subsidiaries, a wide variety of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers for its operations outside Brazil through offices, branches and subsidiaries in Grand Cayman (Cayman Islands); New York (USA); Asunción (Paraguay); Luxembourg (Luxembourg); and Geneva (Switzerland). Both Unibanco and Unibanco Holdings were publicly listed companies in Brazil and in the United States and they were delisted on April 13, 2009 and April 27, 2009, respectively.

The transaction was consummated through the issuance by Itaú Unibanco Holding (at that time Banco Itaú Holding Financeira S.A.) of 557,475,607 common shares and 675,660,843 preferred shares to the former shareholders of Unibanco and Unibanco Holdings (after giving retroactive effect to the bonus shares approved in August 2009). The exchange ratio for preferred shares was calculated based on the average quoted market price of the Units (share certificates representing one preferred shares of Unibanco and one preferred share of Unibanco Holdings) and the average quoted market price of the preferred shares of Itaú Unibanco Holding in the 45 sessions before November 3, 2008 of the Brazilian Stock Exchange – BM&F Bovespa. The exchange ratio of common shares of Unibanco and Unibanco Holdings for shares of Itaú Unibanco Holding was determined by the Association Agreement. The exchange ratio was the same for the controlling and non-controlling shareholders that hold common shares. The exchange ratios were:

Number of shares of Unibanco and Unibanco Holdings exchanged per share of Itaú Unibanco
Common	1.1797
Preferred	3.4782
Unit	1.7391
Global Depositary Receipts	0.17391

Consummation of the transaction was conditioned on approval of the transaction by the Central Bank, which was obtained on February 18, 2009. Shareholders’ meetings of Unibanco Holdings, Unibanco and Itaú Unibanco Holding took place during November 2008 at which the transaction was approved and new members of the Board of Directors of Itaú Unibanco Holding were appointed. These shareholders’ decisions were also conditioned on approval of the transaction by the Central Bank. Upon approval by the Central Bank, the new members of the Board of Directors took office. We considered February 18, 2009 to be the acquisition date for accounting purposes and the date from which the results of Unibanco are consolidated in the historical statement of income of Itaú Unibanco Holding for the year ended December 31, 2009.

The purchase price consideration of this transaction is comprised of:

a)
R$ 24,612 million, corresponding to the fair value of the shares issued, based on the market price of Itaú Holding’s shares on the date the transaction was approved by the Central Bank on February 18, 2009, and

b)
R$ 46 million, corresponding to replacement awards issued with respect to stock-based compensation plans of Unibanco and Unibanco Holdings. Itaú Unibanco Holding was obligated under Brazilian law to issue replacement awards for those plans and as a result a portion of the value of the replacement awards, attributed to the period prior to the business combination, has been allocated as consideration for the business acquired. Replacement awards issued are R$ 33 million under the “Simple Option” plan of Unibanco and R$ 13 million under the “Bonified Options” plan of Unibanco. Replacement awards have been measured at its fair value on the date of acquisition.

There are no contingent consideration agreements. The table below summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

Assets Acquired and Liabilities Assumed	(in million of reais)
Cash and cash equivalents	17,262
Interest - bearing deposits in other banks	770
Securities purchased under resale agreements and federal funds sold	26,922
Central bank compulsory deposits	2,093
Trading assets, at fair value	21,265
Available-for-sale securities, at fair value	18,547
Held-to-maturity securities, at amortized cost	836
Loans and leases	69,644
Investments in unconsolidated companies - Redecard	3,891
Investments in unconsolidated companies - Others	1,166
Premises and equipment, net	1,155
Intangible assets	13,517
Deferred Tax Asset	1,560
Deferred Tax Asset for excess tax-deductible Goodwill	7,155
Other assets	15,556
Total assets purchased	201,340
Non-interest and interest bearing deposits	56,762
Securities sold under repurchase agreements and federal funds purchased	33,545
Short and Long-term borrowings	38,813
Other liabilities	45,227
Total liabilities assumed	174,348
Net Asset at Fair Value	26,992
Fair Value of non-controlling interests	(1,503)
Shareholders Equity Attributable to Itaú Unibanco	25,489
Purchase Price Consideration	24,659
Bargain Purchase Gain	830

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 17,889 million. The purchase price allocation resulted in initial book goodwill of R$ 6,323 million. Since tax deductible goodwill exceeded the amount of initial book goodwill, a deferred tax asset for excess of tax deductible goodwill has been recognized resulting in a bargain purchase gain of R$ 830 million, which we recorded in “Other non-interest income” in the historical statement of income of Itaú Unibanco Holding.

The intangible assets purchased consist of trademarks, customer relationships including, amongst others core-deposits intangibles and contractual and non contractual relationships with customers for different products offered by Unibanco, business relationships including distribution channels and certain software intangibles. We have determined that trademarks have an indefinite life and as such are not amortized. We expect to amortize the intangible assets related to customer relationships over periods between 2 and 15 years, the intangibles related to business relationships over periods between 3 and 9 years, and software in approximately 5 years. These intangible assets were allocated to our reporting units as follows: R$ 5,857 million for Commercial Bank – Individuals, R$ 1,051 million for Commercial Bank – Securities, R$ 585 million for Commercial Banking – Wealth Management & Services, R$ 825 million for Itaú BBA, R$ 500 million for Consumer Credit – Vehicles, and R$ 4,699 million for Consumer Credit – Cards and Financing.

The fair value of the amount presented as Fair Value of non-controlling interests corresponding to common shares of Unibanco Participações Societarias S.A. (“UPS”) was estimated by applying a market approach. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in Accounting Standards Codification (“ASC”) 820. The fair value estimates are based on the estimated fair value of the equity interests held by UPS.

Liabilities arising from contingencies of R$ 569 million and R$ 64 million have been recognized on the date of acquisition for labor claims and tax lawsuits, respectively. Contingent liabilities were classified as possible or remote and were reasonably estimable for future loss by management.

(b)           Basis for the preparation of the Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income and explanatory notes present the impact of the Association on the historical results of operations of Itaú Unibanco Holding considering Itaú Unibanco Holding as the acquirer and as if the Association Agreement had been completed on January 1, 2009. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income combines the historical results of operations of Itaú Unibanco Holding for the year ended December 31, 2009 (which consolidate the results of Unibanco since its date of acquisition) and the historical results of operations of Unibanco for the period from January 1, 2009 to the date of acquisition, both measured in accordance with generally accepted accounting principles in the United States of America.

The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Itaú Unibanco Holding S.A. as of and for the year ended December 31, 2009, which are incorporated herein by reference to the 2009 Form 20-F.

The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income reflects the impacts on the income statement from having recorded the assets and liabilities of Unibanco at their respective estimated fair values and represents management’s estimates based on available information.

The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income is presented in this document for illustrative purposes only and does not necessarily indicate the results of operations had the Association been completed at January 1, 2009, nor the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, and other factors. Additionally, the Unaudited Pro Forma Condensed Combined Consolidated Statement of Income is not indicative of the results of operations in future periods.

2           Pro forma adjustments

The unaudited pro forma statement of income includes the following adjustments:

A
Adjustments to record impaired loans leases and non-impaired loans and leases of Unibanco at their estimated fair values based upon current interest rates, considering in the case of loans that have deteriorated subsequent to acquisition, the expected cash flows to be collected. The adjustment to loans and leases is recognized in income over the remaining term of the loans. The effect of these adjustments assuming the acquisition date had been January 1, 2009 would be an increase in interest income and a decrease in the provision for loan losses in the estimated amounts of R$ 56 million and R$ 246 million, respectively.

B
Certain securities recorded by Unibanco as held-to-maturity were classified as available-for-sale upon consummation of the acquisition. In addition, upon acquisition the fair value of available-for-sale debt securities of Unibanco became cost basis. The effect of these adjustments results in a new cost basis of the securities as compared with the amounts historically reported by Unibanco and a corresponding impact in the interest yield. The effect of these adjustments assuming the acquisition date had been January 1, 2009 would be a decrease in interest income of R$ 1 million.

C
Adjustments to record time deposits in banks at their estimated fair values based upon current interest rates. The adjustment to time deposits is recognized in income over the remaining term of the deposits. The effect of this adjustment assuming the acquisition date had been January 1, 2009 would be a decrease in interest income of R$ 3 million.

D
Adjustment to fair value of term deposit liabilities of Unibanco based on current interest rates for similar instruments. The adjustment will be recognized over the estimated remaining term of the related deposits. The effect of this adjustment assuming the acquisition date had been January 1, 2009 would be a decrease in interest expense of R$ 5 million.

E
Adjustment to fair value of Unibanco short-term and long-term borrowings. The adjustment will be recognized over the respective remaining lives of the instruments. The effect of this adjustment assuming the acquisition date had been January 1, 2009 would be a decrease in interest expense for short-term borrowings of R$ 3 million and for long-term borrowings of R$ 28 million.

F
Adjustment to record acquired insurance contracts at fair value (which are considered to be new contracts for measurement and accounting purposes for which a fresh start basis applies). Upon acquisition, however, there is no reassessment of the classification of contracts as insurance, reinsurance, or deposit contracts on the acquisition date. The adjustment records an unearned premium revenue liability equal to the fair value of expected future contract claims and claims expenses on the unexpired portion of the acquired contracts. The effect of this adjustment assuming the acquisition date had been January 1, 2009 would be an increase in non-interest expense of R$ 1 million.

G
Consistent with the general notion of acquisition accounting and fair value, deferred acquisition costs for insurance operations acquired have not been carried forward. The adjustment corresponds to the reversal of the amortization of deferred acquisition costs recognized in the historical statement of income of Unibanco. The effect of this adjustment assuming the acquisition date had been January 1, 2009 would be a decrease in non-interest expense of R$ 120 million.

H
Adjustment to record identifiable intangible assets resulting from the transaction based on estimated fair values

The adjustment corresponds to the net effect of: (a) the reversal of amortization of intangibles recognized in prior business combinations entered into by Unibanco and recorded in the historical statement of income of Unibanco, and (b) the recognition of amortization of intangibles recognized upon the Association.

The effect of this adjustment assuming the acquisition date had been January 1, 2009 would be an increase in non-interest expense of R$ 390 million.

I
Adjustments to record property, plant and equipment at its estimated fair value. The adjustment assuming the acquisition date had been January 1, 2009 resulted in a decrease in non-interest expense of R$ 9 million.

J	Tax effect over the pro-forma adjustments described above.

K
Earnings per share (basic and diluted) has been computed based on pro-forma net income attributable to Itaú Unibanco Holding divided by weighted-average number of shares outstanding (basic and diluted). In determining the weighted-average number of shares outstanding the shares of Itaú Unibanco Holding issued as purchase price consideration and the replacement stock-based compensation awards were considered as having been outstanding since January 1, 2009.

UNAUDITED REVERSE RECONCILIATION OF CONSOLIDATED STOCKHOLDERS’ EQUITY AND OF CONSOLIDATED NET INCOME BETWEEN U. S. GAAP AND BRAZILIAN GAAP

Our primary financial statements included in our 2009 Form 20-F are presented in accordance with U.S. GAAP. We are also required to, and have prepared and filed with the CVM, unaudited interim condensed financial statements prepared in accordance with Brazilian GAAP as of and for the three-month periods ended March 31, 2010 and 2009 pursuant to the Brazilian Corporate Law and CVM regulations. As this information has been made available in Brazil, we have included in this prospectus these unaudited interim financial statements prepared in accordance with Brazilian GAAP.

U.S. GAAP differs in certain significant respects from Brazilian GAAP. Accordingly, our Brazilian GAAP unaudited interim financial statements contained in this prospectus differ from the U.S. GAAP financial statements also included in this prospectus. In order to facilitate an understanding of certain interim financial information presented in accordance with Brazilian GAAP, compared to the most recent primary financial statements included in our 2009 Form 20-F, we have included in this prospectus an unaudited reverse reconciliation of our consolidated stockholders’ equity as of December 31, 2009 and of our net income for the year then ended as prepared in accordance with U.S. GAAP to those prepared in accordance with Brazilian GAAP and a narrative description of the principal differences between U.S. GAAP and Brazilian GAAP as they were applicable to us as of and for the year ended December 31, 2009.

Reconciliation from U.S. GAAP to Brazilian GAAP of any of our financial statements or our financial information in this prospectus for any other periods has not been prepared for the purpose of this prospectus or for any other purpose. Investors should consult their own professional advisors for an understanding of the differences between U.S. GAAP and Brazilian GAAP, and how those differences might affect the financial information included in this prospectus.

Tabular reverse reconciliation of consolidated stockholders’ equity and net income

	At December 31, 2009
	Net Income	Stockholders’ Equity
	(in millions of reais)
In accordance with U.S. GAAP	14,612	82,035
Different criteria for:
Mark to market on certain available for sale securities (1)	-	(864)
Foreign exchange gains and losses on available for sale securities (2)	(722)	-
Derivative financial instruments not qualified as cash flow hedge(3)	139	-
Adjustments related to business combinations - Acquisition of Unibanco (4)
Reversal of adjustment to fair value recognized under U.S. GAAP of consideration paid	-	4,576
Reversal of amortization of intangible assets recognized under U.S. GAAP	1,769	1,769
Amortization of adjustments to fair value recognized under U.S. GAAP on Unibanco’s net assets	(432)	(432)
Bargain purchase gain on Unibanco acquisition recognized under U.S. GAAP	(832)	(832)
Full amortization of goodwill recognized under Brazilian GAAP	-	(16,499)
Adjustments related to business combinations - Other acquisitions (5)	11	(4,804)
Difference in basis for investment in Redecard as result of remeasurement in U.S. GAAP upon obtainment of control (6)	(4,530)	(4,530)
Difference in bases for investment in Porto Seguro equity investment as result of recognition of gain in U.S. GAAP upon non-monetary exchange (7)	(936)	(936)
Allowance for loan losses (8)	(862)	(2,529)
Impairment on BPI equity interest recognized under U.S. GAAP (9)	302	302
Recognition of restructuring provision under Brazilian GAAP which is not recognized under U.S. GAAP (10)	487	(844)
Employee benefits - Post-retirement benefits (11)	(212)	(2,459)
Stock-based compensation plans (12)	504	584
Cumulative Translation Adjustment (13)	(860)	-
Accounting for minority interest in Unibanco Participações Societárias S.A. ("UPS") (14)	38	38
Recognition of total deferred taxes(15)	221	(793)
Other differences(16)	(4)	(384)
Deferred income tax effects of the above adjustments, when applicable	1,900	10,042
Non-controlling interest recognized outside of stockholders equity under Brazilian GAAP:
Redecard (5)	(175)	(9,676)
Other	(352)	(3,081)
In accordance with Brazilian GAAP	10,067	50,683

The main differences in net income and stockholders’ equity of Itaú Unibanco between Brazilian GAAP and U.S. GAAP are explained by the following differences in accounting practices:

(1)           Mark to market on certain available for sale securities

Under U.S. GAAP, all marketable securities must be recorded at fair value. Under Brazilian GAAP, investments in marketable securities that are considered as “permanent investments” are recorded at cost. Consequently, under U.S. GAAP, we recognized as of December 31, 2009 a reconciling item to stockholders equity for the difference between cost and fair value of marketable securities that are considered “permanent investments” under Brazilian GAAP and are classified as available for sale securities under U.S. GAAP.  This difference did not have any impact in net income.

(2)           Foreign exchange gains and losses on available for sale securities

Under U.S. GAAP, the foreign exchange gains and losses related to available for sale securities denominated in a foreign currency are considered to be part of the fair value adjustment of these instruments and are recorded directly in the stockholders’ equity. Under Brazilian GAAP, foreign exchange gains and losses are recognized directly in income. This difference does not affect stockholders’ equity but the exchange loss recognized in equity under U.S. GAAP is recognized in income under Brazilian GAAP.

(3)           Derivative financial instruments not qualified as cash flow hedge

Under U.S. GAAP, almost all our derivative financial instruments are accounted for as trading assets or liabilities because they do not meet the strict hedge accounting criteria established by U.S. GAAP. Thus only a relatively small amount of derivatives with an immaterial notional amount meeting the requirements established under U.S. GAAP have been accounted for as cash flow hedges under U.S. GAAP.

Brazilian GAAP permits hedge accounting for certain derivative hedging activities, including portfolio hedges, using less restrictive hedging criteria than those required under U.S. GAAP.

For purposes of the reconciliation the losses that have been recognized in income under U.S. GAAP with respect to derivatives that qualify for hedge accounting under Brazilian GAAP are being reverted from income.

(4)          Adjustments related to business combinations  - Acquisition of Unibanco

The differences relate to the following differences in accounting practices:

(a)
Under U.S. GAAP, equity securities issued as part of purchase price consideration are valued at fair value on the date of acquisition, while under Brazilian GAAP equity securities are recorded at the value agreed between the parties as documented in the contractual agreements;

(b)
Under Brazilian GAAP, assets and liabilities of business acquired are recorded at carrying amount and goodwill is computed as the difference between the purchase price consideration and net assets at carrying amount, not recognizing either intangible assets or differences between the carrying amount and fair value of assets and liabilities.  Under U.S. GAAP, assets and liabilities acquired, including intangible assets, are recorded at estimated fair value and recognized intangibles are amortized over the estimated period benefited;

(c)
As result of the difference in criteria for determination of goodwill between Brazilian GAAP and U.S. GAAP we have recognized under U.S. GAAP a bargain purchase gain on the transaction which is reverted in the reconciliation to Brazilian GAAP, and

(d)
We fully amortized under Brazilian GAAP in the year of acquisition the amount of goodwill determined on business combinations. The date of acquisition of Unibanco for Brazilian GAAP purposes is 2008 and for that reason we are reverting in the reconciliation of stockholders’ equity to Brazilian GAAP the amount of goodwill that is fully amortized during 2008 under Brazilian GAAP.

(5)           Adjustments related to business combinations – Other acquisitions

The differences in this item arise substantially from the same accounting differences explained above, in relation to all other acquisitions that we made in previous years.

(6)           Difference in basis for investment in Redecard as result of remeasurement in U.S. GAAP upon acquisition of control

Under Brazilian GAAP, when a shareholder obtains control of an entity by acquiring an additional interest in that entity, previously accounted following the equity method, the investment is increased by the purchase price paid for the additional interest. No gain or loss is recognized.

Under U.S. GAAP, it is the same situation, the acquirer’s previous held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement. Additionally, upon acquisition of control, non-controlling interests are also measured at fair value.

The reconciliation reduces the basis of the investment in Redecard, in which we obtained a controlling interest during 2009, and net income for Brazilian GAAP purposes.

(7)           Difference in basis for investment in Porto Seguro equity investment as result of recognition of gain in U.S. GAAP upon non-monetary exchange

Under Brazilian GAAP, there are no specific rules for the recognition of non-monetary transactions where a controlled business is exchanged for an equity method investee; this kind of transaction is generally recognized at the carrying amount of the ceded controlled business.

Under U.S. GAAP, our exchange of our controlling interest in the residential and automobile insurance business for an equity investment in Porto Seguro Itaú Unibanco Participações S.A. (“PSIUPAR”) has been valued at fair value and we recognized a gain for the difference between the carrying amount of the assets given and the fair value of the assets received.

This gain and difference in the basis of our investment in PSIUPAR are being reverted for Brazilian GAAP purposes.

(8)           Allowance for loan losses

Under U.S. GAAP, larger balance nonperforming loans are subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment based on: (i) the present value of the loan’s expected cash flows, discounted at the loans’ original effective interest rate; or (ii) the realizable value of the underlying collateral for secured loans. If the carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses. To determine the amount of the allowance corresponding to "credits reviewed on a portfolio basis," loans that correspond to small homogenous loans are segregated into differentiated portfolios based on the underlying risks and characteristics of each group.  The allowance for loan losses is determined for each of those homogeneous groups through a process that considers historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio. Adjustments to historical loss rates are introduced when necessary to reflect changes in the economic environment and current conditions, such as the weakened economic environment observed during the last quarter of 2008, which continued to affect the portfolio of loans made before the deterioration of the economic environment in late 2008.

Under Brazilian GAAP, the allowance may not be less than the amount required by regulation, which is calculated by applying to loans specific allowance percentages determined by the Central Bank depending on the risk category under which they are classified. Under Brazilian GAAP we also recognize provisions in addition to those required by regulations using statistical models for evaluating the portfolios in the event of stress in the economic scenario. For the corporate portfolio, the allowance has been determined as a single percentage applied to all loans outstanding (including those not considered impaired) and on asset derivatives. For the retail portfolio a specific portfolio has historical loss rates lower than the regulator required percentage we maintain the regulatory percentage as opposed to the historic loss rates.

The differences in the accounting standards between Brazilian GAAP and U.S. GAAP have resulted in differences in the allowance for loan losses being recognized as reconciling items in the reconciliation of stockholders’ equity and of net income.

(9)           Impairment of BPI equity interest recognized under U.S. GAAP

U.S. GAAP requires declines in the fair value of equity interests below their cost basis that are deemed to be other-than-temporary to be recorded in earnings as impairment losses. In determining whether a decline in fair value is other-than-temporary, factors such as the extent of decline in fair value below cost and the length of time that the decline has continued are considered. Under Brazilian GAAP impairment losses are recognized in income when the losses are considered of “permanent” nature. The requirements under U.S. GAAP are stricter and consequently we recognized under U.S. GAAP an impairment loss on our interest in Banco BPI S.A. (“BPI”), which we are reverting in the reconciliation of net income and stockholders’ equity.

(10)         Recognition of restructuring provision under Brazilian GAAP that is not recognized under U.S. GAAP

Under Brazilian GAAP, certain expected costs in a restructuring process can be recognized as a provision at the moment they are estimated. Under U.S. GAAP, the requirements for the recognition of a restructuring provision are very strict, and consequently we have not recognized the provision for U.S. GAAP purposes reflected in the reconciliation of net income and of stockholders’ equity the recognition of the provision for Brazilian GAAP.

(11)         Employee Benefits – Post-retirement benefits

Under Brazilian GAAP, we do not recognize the asset that results from a plan with an excess of plan assets over actuarial liabilities. Determination of the funded status of a plan is similar to the criteria under U.S. GAAP but the difference with respect to the recognition of funded status described below also results in difference in accounting for unrecognized actuarial gains and losses and its resulting amortization.

Under U.S. GAAP, an employer is also required to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

(12)        Stock-based compensation plans

Under U.S. GAAP, the cost of stock-based compensation plans considered to be liability awards is recognized as expense against a liability. On the other hand for plans considered as equity awards the effect is recognized as an expense against stockholders’ equity. Certain options granted are considered as liability-awards under U.S. GAAP and measured at fair value at each reporting date because the exercise price is indexed to consumer price indexes.

Under Brazilian GAAP up to January 1, 2008 no cost of stock-based compensation plans is recognized. As from January 1, 2008 under Brazilian GAAP stock-based compensation is recognized at the fair value of the options granted at the grant-date and are not remeasured because they are all classified as equity awards.

(13)         Cumulative Translation Adjustment

Under Brazilian GAAP, translation gains and losses on the financial statements of foreign subsidiaries are recognized in the income statement.

Under U.S. GAAP, when the functional currency of the subsidiary is the local currency, translation gains and losses are reported as a separate component of stockholders’ equity.

This difference does not affect stockholders’ equity but the translation loss adjustment recognized in equity under U.S. GAAP is recognized in income under Brazilian GAAP.

(14)         Accounting for minority interest in Unibanco Participações Societárias S.A. (“UPS”)

UPS was until June 2007 a wholly-owned subsidiary of Unibanco. In July 2007 UPS issued to a subsidiary of Deutsche Bank 14,509,519 non-redeemable preferred shares for cash. The non-redeemable preferred shares issued by UPS are considered to be in substance common stock.

Since the shares of UPS were not listed, the parties established a transferable -standing put and call option agreement in case either party decides to terminate the partnership. Under Brazilian GAAP the option agreements are measured as the difference as of each measurement date between the price to be paid upon exercise by the option and the net book value of the shares of UPS. Under U.S. GAAP the options are considered a single instrument and measured using option pricing methods.  This effect is presented in the reconciliation of stockholders’ equity and net income.

(15)        Recognition of Total Deferred Taxes

Law nº 11,727 of June 2008 increased the rate of Social Contribution on net income (CSLL) from 9% to 15% of the taxable income of financial insurance and capitalization companies as from May 1, 2008. A Direct Claim of Unconstitutionality was filed with the Supreme Court seeking to annul this measure, its effects and to restore the rate to 9%. On December 31, 2008 under Brazilian GAAP deferred tax assets were recognized limited to the increase in the tax liabilities that resulted from the change in rate. As a result, deferred tax assets are not recorded using the enacted tax rate applied to the temporary differences.

Under U.S. GAAP deferred taxes are computed using the enacted tax rate resulting in higher net deferred tax assets being recognized under U.S. GAAP.

(16)         Other differences

There are other differences between Brazilian GAAP and U.S. GAAP which effect is not material to the reconciliation either individually or in the aggregate as of and for the periods presented. These differences include: accounting for other-than-temporary impairment on available-for-sale and held-to-maturity securities, differences on accounting for additional liabilities for annuity contracts and insurance claim liabilities, revaluation of certain property, plant and equipment, accounting for capitalization plans and for software developed for internal use and loan origination fees and costs, among other differences.

MARKET INFORMATION

Our preferred shares trade on the NYSE, under the symbol “ITUB,” in the form of ADSs.  We listed our ADSs on the NYSE and became a U.S. registered company on February 21, 2002 and have complied with the exchange’s criteria and those of the SEC, which include disclosure of financial statements in U.S. GAAP and compliance with U.S. legislative requirements, including the 2002 Sarbanes-Oxley Act.  Each ADS represents one preferred share. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon, as depositary, under a deposit agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADRs from time to time.

We are a publicly held company with shares traded on the market since our foundation, in 1945, date of our registration with the BM&FBOVESPA, which is the principal trading market for our preferred shares and common shares. Our shares trade on the BM&FBOVESPA under the symbol “ITUB4” for the preferred shares and “ITUB3” for the common shares without par value.

As of June 16, 2010, there were:

•            an aggregate of 2,281,649,744 preferred shares issued, including 37,427,042 held as treasury shares, and 2,289,286,475 common shares issued, including 2,202 held as treasury shares, and

•            1,536,867 common shares and 1,361,966,956 preferred shares held by foreign investors (these numbers were calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody and also includes the shares held by the selling shareholder), representing 0.07% and 59.69%, respectively, of the total of each class outstanding.

As of June 16, 2010, there were approximately 746 million ADSs outstanding, representing approximately 32.7% of the preferred shares.  As of May 31, 2010, there were 57 registered holders of the ADSs, of which the largest registered holder was Cede & Co. as nominee for the Depository Trust Company.

The following table sets forth, for the periods indicated, the reported high and low sales prices for our preferred shares on the BM&FBOVESPA, in reais and U.S. dollars at the commercial rate for the sale of U.S. dollars at the last day of each respective period. See “Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below. All information for periods prior to June 2008 when the stock bonus of 25% was affected is presented after giving retroactive effect to the bonus.

	R$ per
	Preferred Share
Calendar Period	High	Low
2005	21.78	13.65
2006	28.18	18.56
2007	37.45	24.55
2008	38.09	15.37
2009	40.63	18.47

2008
1st quarter	33.43	25.87
2nd quarter	38.09	28.76
3rd quarter	31.72	24.55
4th quarter	29.49	15.37

2009
1st quarter	27.53	18.47
2nd quarter	30.36	22.93
3rd quarter	36.21	26.73
4th quarter	40.63	33.00

Share prices for the most recent six months are as follows:

December 2009	40.63	37.50
January 2010	40.49	35.05
February 2010	38.03	33.81
March 2010	39.25	36.46
April 2010	40.27	36.21
May 2010	38.11	31.03
June 2010 (through June 25)	34.60	33.80

Source: Economática System

The following table sets forth, for the periods indicated, the high and low sales prices in U.S. dollars for the ADSs in the over-the-counter market and NYSE during the period indicated.

	US$ per Listed ADS
Calendar Period	High	Low
2005	10.07	5.13
2006	13.25	8.07
2007	21.37	11.47
2008	23.53	6.09
2009	23.95	7.55

2008
1st quarter	19.82	14.57
2nd quarter	23.53	16.80
3rd quarter	20.03	10.38
4th quarter	17.71	6.09

2009
1st quarter	12.69	7.55
2nd quarter	15.52	9.95
3rd quarter	20.50	13.32
4th quarter	23.95	18.80

Share prices for the most recent six months are as follows:

December 2009	23.95	20.62
January 2010	23.79	18.89
February 2010	21.00	17.86
March 2010	22.09	20.20
April 2010	22.97	20.50
May 2010	22.10	16.33
June 2010 (through June 25)	19.43	18.85

Source: Economática System

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ADSs by the selling shareholders. The selling shareholders will receive all of the proceeds from the sale of the ADSs.

CAPITALIZATION

The following table sets forth our capitalization (defined as current and long-term liabilities, deferred income, minority interest in subsidiaries and shareholders’ equity), under Brazilian GAAP as of March 31, 2010.  Information in the following table is presented in reais as of March 31, 2010 and U.S. dollar amounts are translated at the rate of US$1.00 = R$1.7810, the rate in effect as of March 31, 2010 as published by the Central Bank.

	As of March 31, 2010
	(in millions of R$)	(in millions of US$)
Current liabilities
Deposits	117,340	65,885
Deposits received under securities repurchase agreements	97,557	54,776
Funds from acceptance and issuance of securities	11,139	6,254
Interbank accounts	4,791	2,690
Interbranch accounts	2,749	1,544
Borrowings and onlendings	16,194	9,093
Derivative financial instruments	3,743	2,101
Technical provisions for insurance, pension plan and capitalization	9,488	5,328
Other liabilities	73,615	41,334
Total - Current liabilities	336,617	189,004

Long-term liabilities
Deposits	66,149	37,142
Deposits received under securities repurchase agreements	50,478	28,342
Funds from acceptance and issuance of securities	7,655	4,298
Borrowings and onlendings	21,034	11,810
Derivative financial instruments	3,700	2,078
Technical provisions for insurance, pension plan and capitalization	44,786	25,146
Other liabilities	47,396	26,612
Total – Long-term liabilities	241,197	135,428
Deferred income	205	115
Minority interest in subsidiaries	3,669	2,060
Shareholders’ equity	52,975	29,745
Total capitalization(1)	634,663	356,352
Risk-based capital ratio(s)	17.3%	17.3%

(1)      Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and shareholders’ equity.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering will be as follows:

Expenses	Amount (in US$)
SEC registration fee	82,500
NYSE registration fee	358,000
Legal fees and expenses	150,000
Accountant fees and expenses	250,000
Miscellaneous	50,000
Total	890,500

The expenses listed above will be paid by us.  All amounts in the table are estimated except the SEC registration fee and the NYSE listing fee.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The selling shareholders are offering ADSs in this offering. The following section describes the principal terms and conditions of our ADSs.  For additional information on our capital stock, preferred shares and ADSs, see “Item 10B. Memorandum and Articles of Association” in our 2009 Form 20-F, which is incorporated by reference herein.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Itaú Unibanco, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 10 1 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

•
Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•
Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares.

•
Rights to purchase additional preferred shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available to you but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

•
Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, preferred shares, rights or anything else to ADS holders. (See “Risk Factors—Risks Relating to the Preferred Shares and the ADSs”). This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.  In connection with the offering of the ADSs pursuant to this private placement, the selling shareholder will deposit preferred shares as described above.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

If the preferred shares acquire voting rights, you may instruct the depositary to vote the shares underlying your ADSs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions.

If we timely ask the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that (i) we do not wish to receive a discretionary proxy, (ii) we think there is substantial shareholder opposition to the particular question, or (iii) we think the particular question would have an adverse impact on our shareholders.

Fees and Expenses

Persons depositing preferred shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•      Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our preferred shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the preferred shares that are not distributed to you
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver preferred shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of preferred shares, the depositary may require:

•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Preferred Shares Underlying your ADSs

You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our preferred shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of preferred shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary, with our written consent, to deliver ADSs before deposit of the underlying preferred shares. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADSs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We intend to limit pre-release at our discretion.

PRINCIPAL SHAREHOLDERS

Principal Shareholders

In accordance with our bylaws, our capital stock is divided into two classes of shares: common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to one vote at meetings of our shareholders, and there are no differences in the voting rights conferred by each of our common shares. The preferred shares are non-voting. See “Item 10B. Memorandum and Articles of Association – Voting Rights” in our 2009 Form 20-F for information regarding our capital stock and our two classes of stock.

The following table sets forth certain information as of June 15, 2010 with respect to:

•	any person known to us to be the beneficial owner of more than 5.0% of our outstanding common shares; and

•	any person known to us to be the beneficial owner of more than 5.0% of our outstanding preferred shares.

	Common shares		Preferred shares		Total
	Total Number of Shares	%	Total Number of Shares	%	Total Number of Shares	%
	(per share, except percentage amounts)
IUPAR – Itaú Unibanco Participacões S.A.	1,167,536,102	51.00	-	-	1,167,536,102	25.54
Itaúsa – Investimentos Itaú S.A.	885,142,979	38,66	77,192	0.01	885,220,171	19.37
Treasury stock	2,202	0.00	37,436,542	1.64	37,438,744	0.82
Others	236,605,192	10.34	2,244,136,010	98.35	2,480,741,202	54.27
Total	2,289,286,475	100	2,281,649,744	100	4,570,936,219	100

The table below contains information regarding ownership of our shares and ADSs as filed by the holders of the shares and ADSs in the United States, according to our internal share record, as of June 15, 2010:

	Number of Shares	Number of Shareholders
Common Shares	281,709	14
Preferred Shares	211,366,017	330
Preferred Shares Represented by ADS	745,714,523	1	(*)
Total	957,362,249	345

(*) The Bank of New York Mellon

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell any or all of the preferred shares in the form of ADSs set forth below pursuant to this prospectus. When we refer to “selling shareholders” in this prospectus, we mean the persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling shareholders’ interests in preferred shares in the form of ADSs other than through a public sale. We may, in the future, add persons to the table of selling shareholders below through the filing of prospectus supplements to this prospectus or post-effective amendments to the registration statement that this prospectus is part of (see “Registration Rights”).

The following table sets forth, as of the date of this prospectus, the name of the selling shareholders for whom we are registering shares for resale to the public, and the number of preferred shares in the form of ADSs that each selling shareholder may offer pursuant to this prospectus. The ADSs held by the selling shareholders were acquired from BAC, in the form of restricted ADSs, in a private placement that was completed on June 1, 2010. The restricted ADSs were offered and sold in the United States only to qualified institutional buyers, in transactions exempt from the registration requirements of the Securities Act, and outside the United States and Brazil in accordance with Regulation S under the Securities Act. The selling shareholders represented and agreed that they were qualified institutional buyers and were acquiring the restricted ADSs for their own account and were not acquiring the restricted ADSs with a view to any distribution of the restricted ADSs within the meaning of the Securities Act. We agreed to file with the SEC the shelf registration statement of which this prospectus is a part covering resales from time to time by the selling shareholders of preferred shares in the form of ADSs for a limited period of time.

Certain selling shareholders that are broker-dealers are “underwriters” as defined in the Securities Act. Any profits realized by the selling shareholder may be deemed to be underwriting commissions. We have been advised, as noted below in the footnotes to the table, that one of the selling shareholders is a broker-dealer and 15 of the selling shareholders are affiliates of broker-dealers.

We cannot advise you as to whether the selling shareholders will in fact sell any or all of the preferred shares in the form of ADSs. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the preferred shares in the form of ADSs in transactions exempt from, or not subject to, the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below.

Selling Shareholder	Number of Restricted ADSs That May Be Sold
Alliance Capital Group Trust	24,300
Alliance Institutional Fund	20,000
AllianceBernstein Global Thematic Growth Fund, Inc.	132,300
AllianceBernstein Variable Products Series Fund, Inc. – AllianceBernstein Global Thematic Growth Portfolio	21,600
Anchor Series Strategic Multi-Asset Portfolio	1,500
Bay Pond Partners, L.P.	4,441,600
Bell Atlantic Master Trust	8,700
Bureau of Labor Insurance	54,700
Capital Guardian Emerging Markets Equity DC Master Fund +	27,800
Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts +	6,100
Capital Guardian Emerging Markets Equity Master Fund +	33,900
Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts +	13,100
Central States Southeast and Southwest Areas Pension Fund	16,100
Commonwealth of Pennsylvania State Employees' Retirement System	14,300
Emerging Markets Growth Fund +	626,600
Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund	25,600
Fidelity Advisor Series I: Fidelity Advisor Value Fund	17,900
Fidelity Advisor Series VIII: Fidelity Advisor International Capital Appreciation Fund	64,900
Fidelity Advisor Series VIII: Fidelity Advisor Latin America Fund	30,700

Selling Shareholder	Number of Restricted ADSs That May Be Sold
Fidelity Capital Trust: Fidelity Value Fund	1,800,300
Fidelity Central Investment Portfolios LLC: Fidelity Emerging Markets Equity Central Fund	31,600
Fidelity Contrafund: Fidelity Advisor New Insights Fund	2,859,700
Fidelity Contrafund: Fidelity Contrafund	14,421,700
Fidelity Investment Trust: Fidelity International Capital Appreciation Fund	225,400
Fidelity Investment Trust: Fidelity International Value Fund	24,000
Fidelity Investment Trust: Fidelity Latin America Fund	559,600
Fidelity Investment Trust: Fidelity Series Emerging Markets Fund	267,800
Fidelity Investment Trust: Fidelity Series International Growth Fund	100,000
Fidelity Investment Trust: Fidelity Series International Value Fund	265,000
Fidelity Investment Trust: Fidelity Total International Equity Fund	1,300
Fidelity Securities Fund: Fidelity Dividend Growth Fund	253,800
First Investors Global Fund	15,700
Fresno City Fire and Police Retirement System and Fresno City Employees Retirement System	5,000
GuideStone Funds – International Equity Fund	7,000
Hartford Capital Appreciation HLS Fund	80,700
Hartford Global Equity HLS Fund	4,600
Hartford International Opportunities HLS Fund	217,600
Headwaters Holdings LLC	2,250,000
Indiana Public Employees' Retirement Fund	22,700
International Monetary Fund Retired Staff Benefits Investment Account	5,900
International Monetary Fund Staff Retirement Plan	34,100
Ivy Asset Strategy Fund +	16,333,900
Ivy VIP Asset Strategy Fund +	857,400
J. Caird Partners, L.P.	786,900
Laborers’ and Retirement Board Employees’ Annuity and Benefit Fund of Chicago	9,912
Lockheed Martin Corporation Master Retirement Trust	48,500
New Mexico Educational Retirement Board	33,600
Nord Est Asset Management S.A.	34,972
Pictet Asset Management Ltd.	750,000
San Francisco Employees' Retirement System	27.300
Staff Retirement Plan and Trust	9,800
State of Minnesota	16,800
State of New Jersey, Department of the Treasury, Division of Investment	56,200
State Universities Retirement Systems Master Trust	39,200
T. Rowe Price Institutional Foreign Equity Fund +	6,900
T. Rowe Price International Stock Fund +	625,000
T. Rowe Price International Stock Portfolio +	31,500
T. Rowe Price Non-US Equities Trust Non US Growth +	7,300
The Boston Retirement Board	14,058
The Hartford Capital Appreciation II Fund	14,400
The Hartford Global Equity Fund	4,400
The Hartford International Opportunities Fund	51,200
TIAA-CREF Investment Management, LLC	1,875
TPG-Axon Partners, L.P.	1,000,000
Transamerica WMC Emerging Markets	32,400
Treasurer of the State of North Carolina	26,800
Trustees of the Mineworkers’ Pension Scheme Limited	55,470
Tyco Electronics Defined Benefit Plans Master Trust	10,700
United Technologies Corporation Master Retirement Trust	11,600
UTIMCO-General Endowment Fund	5,100
UTIMCO-Intermediate Term Fund	2,100

Selling Shareholder	Number of Restricted ADSs That May Be Sold
UTIMCO-Permanent University Fund	9,100
Variable Insurance Products Fund III: Balanced Portfolio	33,100
Variable Insurance Products Fund IV: International Capital Appreciation Portfolio	17,600
Virtus Emerging Markets Opportunities Fund	95,462
Vontobel Fonds Commun de Placement (FCP) +	19,459
Vontobel Fund SICAV +	218,556
Vontobel Investment Trust +	24,411
Waddell & Reed Advisors Asset Strategy Fund +	2,371,400
Wellington Trust Company, National Association Multiple Collective investment Funds Trust II, Emerging Markets Equity Portfolio	70,700
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust II, Multi-Strategy Global Equity Portfolio	1,600
Wellington Trust Company, National Association Multiple Collective investment Funds Trust II Emerging Markets Equity Portfolio (Master)	2,900
William Blair & Company, LLC *	69,034
Wolf Creek Partners, L.P.	1,392,800

+ denotes an affiliate of a broker-dealer.
* denotes a broker-dealer.

PLAN OF DISTRIBUTION

We are registering the offer and sale of the preferred shares in the form of ADSs covered by this prospectus to satisfy registration rights we have granted to the selling shareholders who acquired restricted ADSs in the private placement.

Under the registration rights agreement we entered into with the initial purchasers in connection with the private placement of ADSs, in the form of restricted ADSs, completed on June 1, 2010, through which the selling shareholders acquired the securities covered by this prospectus, we agreed, among other things, to:

•
keep the registration statement of which this prospectus is a part effective until December 1, 2010 (corresponding to six months from the date of closing of the private placement on June 1, 2010). We may, at our sole discretion, keep the registration statement effective until March 31, 2011;

•	indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act; and

•
pay all of the expenses incidental to the registration, offering and sale of the preferred shares in the form of ADSs covered by this prospectus to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of these preferred shares.

We will not receive any of the proceeds from the sale of the ADSs offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the ADSs will be the purchase price of the ADSs less any discounts and commissions, if any. Each selling shareholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of preferred shares in the form of ADSs to be made directly or through agents.

We have been advised that the selling shareholders listed above in “Selling Shareholders” (including their donees or pledgees) intend to distribute the ADSs pursuant to the shelf registration statement of which this prospectus is a part and only as described below.

The ADSs may be sold from time to time directly by each selling shareholder, or, alternatively, through underwriters, broker-dealers or agents. If these securities are sold through underwriters or broker- dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agents’ commissions and their professional fees.

The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

The sales may be effected in transactions (which may involve cross or block transactions) (i) on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions other than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options.

In connection with sales of the ADSs or otherwise, a selling shareholder may enter into transactions with broker-dealers, which may in turn engage in short sales of these securities in the course of hedging the positions they assume.

Selling shareholders also may sell ADSs short and deliver ADSs to close out such short positions, or loan or pledge ADSs to broker-dealers that in turn may sell such securities.

Selling shareholders also may transfer and donate ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholder for purposes of this prospectus.

There can be no assurance that any selling shareholder will sell any or all of the ADSs under this prospectus.  Further, we cannot assure you that any such selling shareholder will not transfer, devise or gift the ADSs by other means not described in this prospectus.  In addition, any ADSs covered by this prospectus may be transferred only in transactions exempt from, or not subject to, registration under the Securities Act and the applicable securities laws of any other jurisdiction.

The selling shareholders and any other person participating in the sale of the ADSs will be subject to the Exchange Act.  The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other such person.  In addition, Regulation M may restrict the ability of any person engaged in the distribution of the preferred shares in the form of ADSs to engage in market-making activities with respect to the particular securities being distributed.  This may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

The ADSs can be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.

REGISTRATION RIGHTS

On June 1, 2010, we entered into a registration rights agreement with the initial purchasers of the preferred shares in the form of ADSs in connection with a private placement through which the selling shareholders acquired from BAC the securities covered by this prospectus. In that agreement we agreed, for the benefit of the holders of the ADSs, in the form of restricted ADSs, offered in that private placement, that we would, at our expense:

•
on or before June 30, 2010 (the “Shelf Filing Deadline”), file with the SEC the shelf registration statement of which this prospectus is a part covering resales of preferred shares in the form of ADSs, which shelf registration statement should be an automatic shelf registration if we are eligible to use an automatic shelf registration statement on or before the Shelf Filing Deadline;

•
if we are not eligible to use an automatic shelf registration statement, use our reasonable best efforts to cause the shelf registration statement to become effective under the Securities Act as promptly as practicable;

•
use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part continuously effective to ensure that (A) it is available for resales by the holders of transfer restricted securities entitled to the benefit of the registration rights agreement and (B) it conforms with the requirements of the registration rights agreement and the Securities Act, until six months from the date of closing of the private placement, which was on June 1, 2010; and

•
use our reasonable best efforts to cause the current public information requirement applicable to a resale of ADSs by a non-affiliate of us under Rule 144(c)(1) under the Securities Act to be met at all times until twelve months from the date of the closing of the private placement. With respect to a sale by a non-affiliate, the current public information requirement is met when we have filed all required reports under Section 13 of the Exchange Act, and submitted and posted on our website every interactive data file required to be submitted and posted, during the 12 months preceding such sale. We are currently in compliance with this requirement, and the next report we are required to file under the Exchange Act, and the next interactive data file we are required to submit and post, are due on June 30, 2011.

We may at our sole discretion keep the shelf registration statement of which this prospectus is a part effective until March 31, 2011.

We will be deemed to have provided to a holder of transfer restricted securities (as defined below) copies of this prospectus by giving notice by electronic means to the holder that we have filed a prospectus or prospectus supplement, as applicable, with the SEC. We will take certain other actions as required to permit unrestricted public resales of the transfer restricted securities, as specified in the registration rights agreement.

We will pay to holders of transfer restricted securities liquidated damages if any of the following events (the “Event” and, the date on which such Event occurs, the “Event Date”) occurs:

•	after June 30, 2010, the shelf registration statement has not been filed with the SEC;

•
if the shelf registration statement is not an automatic shelf registration statement, on or prior to the 60th day following the date of filing of the shelf registration statement, the shelf registration is not declared effective;

•
the shelf registration statement of which this prospectus is a part is effective, but then ceases to be effective or usable for resales of any transfer restricted securities as a result of a failure on our part to file information required to keep the registration statement so effective and usable at any time prior to six months from the date of closing of the private placement; or

•
the current public information requirement applicable to a resale of ADSs by a non-affiliate of us under Rule 144(c)(1) under the Securities Act is not met, at any time until twelve months from the date of closing of the private placement. With respect to a sale by a non-affiliate, the current public information requirement is met when we have filed all required reports under Section 13 of the Exchange Act, and submitted and posted on our website every interactive data file required to be submitted and posted, during the 12 months preceding such sale. We are currently in compliance with this requirement, and the next report we are required to file under the Exchange Act, and the next interactive data file we are required to submit and post, are due on June 30, 2011.

If an Event occurs, then holders of transfer restricted securities will be entitled to an amount of liquidated damages in cash equal to 0.42% of the offering price of US$16.00 per restricted ADS in the private placement, multiplied by the number of transfer restricted securities held by the holder, calculated pro rata die for every 30-day period following the Event Date.

Liquidated Damages will not accrue after the date on which the applicable Event has been cured. In no event will we pay liquidated damages to the holders of transfer restricted securities for any period after six months from the date of closing of the private placement during which the current public information requirement is met or for any transfer restricted security that becomes unrestricted as specified below.

The liquidated damages will be due and payable on the fifth business day after every 30th day following the Event Date to the holders of record on such 30th day. In the event we do not pay liquidated damages as due on such fifth business day, interest will accrue on the unpaid amount as specified in the registration rights agreement.

Holders of transfer restricted securities will not be entitled to any remedy for Events other than liquidated damages. Liquidated damages for more than one Event will not be cumulative.

Each restricted ADS sold in the private placement is a “transfer restricted security” until the date on which:

•	it has been registered under the Securities Act and sold under the shelf registration statement of which this prospectus is a part;

•	it has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to Regulation S; or

•	in the case of an ADS not held by an affiliate of us, the applicable holding period under Rule 144 under the Securities Act (or any similar provision then in force) has expired.

A holder who elects to sell any transfer restricted securities pursuant to the shelf registration statement:

•	is required to be named as a selling security holder in this prospectus;

•	may be required to deliver a prospectus to purchasers;

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

No holder of transfer restricted securities is entitled to be named as a selling security holder in the shelf registration statement of which this prospectus is a part, as of the date of this prospectus, unless the holder returned a completed and signed notice and questionnaire (as described in a “Form of Notice and Questionnaire”) to us by June 15, 2010.

No holder of transfer restricted securities will be entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of transfer restricted securities at any time, unless the holder has returned a completed and signed notice and questionnaire to us. We will supplement the prospectus included in the shelf registration statement on the first and fifteenth days of each calendar month to include the names of each holder that has submitted a duly completed notice and questionnaire no later than five business days before such first or fifteenth day.

Following our receipt of a completed and signed notice and questionnaire, we included the transfer restricted ADSs covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the registration rights agreement.

TAXATION

This summary contains a description of the main Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters. This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, which laws are subject to change and to differing interpretations (possibly with retroactive effect). Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. holder (as defined below) of preferred shares or ADSs. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.

Certain Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a “non-resident holder”).

This discussion is based on Brazilian law as currently in effect, which is subject to change. Any change in that law may change the consequences described below.  Each non-resident holder should consult his or her own tax adviser concerning Brazilian tax consequences of an investment in preferred shares or ADSs.

The preferred shares may be registered pursuant to Resolution No. 2,689 of the Brazilian Monetary Counsel - CMN.  The Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to enter into almost all transactions available in the Brazilian financial and capital markets, provided that the main requirements described below are fulfilled. According to Resolution No. 2,689, the definition of foreign investor includes individuals, companies, mutual funds and other collective investment entities domiciled or headquartered abroad. See “Item 10D. Exchange Controls” in our 2009 Form 20-F for more information.

Taxation of Dividends

Payment of dividends to the ADS depositary entity or to non-resident holders of preferred shares paid from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil.

Stock dividends derived from profits generated before January 1, 1996 are subject to Brazilian taxation.  Cash dividends derived from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates according to the year when the profits were generated.

Interest on Shareholders’ Equity

Distribution to shareholders of interest on shareholders’ equity deriving from preferred or common shares as an alternative form of dividend distributions to shareholders who are either Brazilian residents or non-residents, including holders of ADSs, is subject to withholding income tax at the rate of 15%. If the distribution of interest on shareholders’ equity is made to a beneficiary resident or domiciled in a “tax haven” jurisdiction, as defined below, the payment of interest is subject to withholding income tax at the rate of 25% (the 15% rate is not applicable).

These payments, except for certain limitations, are deductible from the calculation of taxable income for purposes of income tax payment in Brazil, and from 1997 they also became deductible from the calculation of taxable income for purposes of social contribution on net income payment, as soon as the amount of interest is credited to the liabilities of the company that makes the distribution (when the amount payable to each shareholder is already known) or paid to the shareholder, whichever occurs first. To the extent this payment is treated as a portion of the mandatory dividend, as provided for by the current legislation, the interest on shareholders’ equity paid to shareholders is discounted from the mandatory dividend payable to shareholders. However, if the amount of interest on shareholders’ equity exceeds that of the mandatory dividend, the amount will not be refunded to shareholders and will be considered a form of additional dividend. Resolutions on the distribution of interest on shareholders’ equity are made by the board of directors, although the approval for the use of profits is obtained at the annual shareholders’ meeting that approves the financial statements.

Taxation of Gains

Sale of ADS

Gains realized outside Brazil by a non-resident holder related to the disposition of ADSs to another non-resident holder are not subject to Brazilian taxation. However, after the publication of Law No. 10,833/03, the disposition of assets located in Brazil by a non-resident holder to another non-resident holder may be subject to income tax in Brazil.  Although there is no current legal case providing accurate definition for such Law and although the Law is not completely clear, ADSs are generally not considered assets located in Brazil for the purposes of Law No. 10,833/03, because they represent securities issued and negotiated in an offshore exchange market.  It is important to note, however, that even if ADSs were considered assets located in Brazil, then investors resident in non-tax haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8.981/95.

Conversion of preferred shares into ADS

The deposit of preferred shares in exchange for ADS may be subject to Brazilian capital gain tax, if the investor is resident in a tax haven location or if the preferred shares were not registered according to CMN Resolution No. 2,689/00. The difference between the acquisition price or the amount otherwise previously registered at the Brazilian Central Bank and the average price of the preferred shares may be considered taxable capital gain and may be subject to income tax at a general rate of 15%.  Tax haven investors may be subject to 25% capital gain tax in the sale or transfer of shares out of the financial markets.

On the other hand, when non tax-haven investors deposit preferred shares registered in Resolution No. 2,689/00 portfolio in exchange for ADSs such deposit should not be subject to capital gain tax.

Preferred Shares negotiated in Brazil

Foreign investors resident in non-tax haven locations that register their portfolio according to CMN Resolution No. 2,689/00 benefit of a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian exchanges is exempt of income tax. On the other hand, sale of shares not registered according to Resolution No. 2,689/00 or made out of stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to investors resident in tax haven locations, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in financial markets, including exchanges and over-the-counter markets. The taxation rate is then generally 15%. If such investors sell shares out of the financial markets, the income taxation rate shall raise to 25%.

Any exercise of preemptive rights related to the preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation.  The gains from the sale or assignment of preemptive rights will be subject to income tax according to rates that vary depending on the location of the non-Brazilian resident holder and the market in which the rights are sold. If the holder is located in a non-tax haven jurisdiction, the sale of preemptive rights is exempt of tax if made within Brazilian exchange markets or is subject to 10% income tax if made outside of exchange markets. If the holder is located in a tax haven jurisdiction, the sale of preemptive rights is generally subject to 15% income tax if made within Brazilian financial markets or 25% tax if the rights are sold outside of these markets.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax District

For the purpose of investments in financial markets, Brazilian legislation defines “tax haven” jurisdictions as countries or locations that do not impose any income tax or where the maximum income tax rate is 20%.  Except for certain situations, income from transactions of a beneficiary resident or domiciled in a country considered a “tax haven” jurisdiction is subject to withholding income tax at the rate of 25%.

Tax on Foreign Exchange on Financial Transactions (IOF/Câmbio)

Pursuant to Decree No. 6,306/07, as amended, IOF/Câmbio may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments.  The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25% but any increase in IOF/Câmbio rates may only apply to future transactions.

The rate of IOF tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets may vary from time to time as defined by the government and the rates may be different based on the type of investment as well as the time in which such investment is maintained in Brazil. The inflow of foreign funds for the purchase of shares under CMN Resolution No. 2,689/00 is subject to 2% IOF tax. The IOF rate is zero in the outflow of foreign investment.  The acquisition of ADS is not subject to IOF tax.

Tax on Transactions Involving Bonds and Securities (“IOF/Títulos”)

Brazilian law imposes the IOF/Títulos on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Títulos applicable to transactions involving preferred shares is currently zero, the deposit of preferred shares in exchange for ADS is subject to IOF/Títulos at a 1.5% rate, as set forth by Decree 7,011/09. The Brazilian executive branch is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs by a non-resident holder, except for gift, inheritance and legacy taxes that are charged by some states of Brazil on gift, inheritance and legacy bestowed in such states of Brazil or, if bestowed abroad, by gift, inheritance or legacy receiver domiciled in these states of Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Registered Capital

The amount of an investment in preferred shares made by a non-resident holder, as so qualified under Resolution No. 2,689 and registered with CVM, or by such non-resident holder’s representative, is eligible for registration with the Central Bank of Brazil (whereby the amount registered is referred to as “Registered Capital”); such registration allows the remittance of foreign currency outside Brazil, converted by the commercial market rate and purchased with the amounts related to the distribution of such preferred shares. The Registered Capital of each preferred share purchased in Brazil and deposited with the depositary, shall be equal to its purchase price (in U.S. Dollars).

The non-resident holder of preferred shares may meet delays in such registration, which may consequently delay the remittances abroad. Such delay may also adversely affect the amount in U.S. Dollars received by the non-resident holder.

Certain U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our preferred shares or ADSs. This discussion applies only to “U.S. holders” of such shares or ADSs.  For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•           an individual that is a citizen or resident of the United States;

•           a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•           an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•           a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds our preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership.  Partners of partnerships holding our preferred shares or ADSs should consult their own independent tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.  Deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

This discussion does not address all aspects of U.S. federal income tax law that may be relevant to a U.S. holder in light of such U.S. holder’s particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Further, this discussion does not include any tax consequences of an exercise, sale or assignment of preemptive rights related to the preferred shares (and in connection with the ADS program), and does not address U.S. federal estate and gift tax, the Medicare tax on net investment income or the alternative minimum tax consequences of acquiring, holding or disposing of our preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold our preferred shares or ADSs. Moreover, this discussion deals only with our preferred shares or ADSs that a U.S. holder will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders that may be subject to special tax rules, such as banks and other financial institutions, insurance companies, securities dealers, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of the total combined voting power of our shares and persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. U.S. holders are urged to consult their own independent tax advisors as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-U.S. laws. This discussion is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal tax income purposes.  See the discussion under “—Passive Foreign Investment Company Rules.”

Taxation of Distributions

In general, distributions of cash or property with respect to our preferred shares or ADSs including distributions of interest on shareholders’ equity, as described under “—Brazilian Tax Considerations –Interest on Shareholders’ Equity,” to a U.S. holder will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends to such U.S. holder for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of a U.S. holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain which will be either long-term or short-term capital gain depending on whether the U.S. holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Dividends generally will be includible in the gross income of a U.S. holder on the day on which the dividends are actually or constructively received by the U.S. holder, in the case of our preferred shares, or on the day on which such dividends are actually or constructively received by the depositary, in the case of our ADSs.

A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received on our preferred shares or ADSs. U.S. holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian income taxes. Dividends received with respect to our preferred shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to our preferred shares and ADSs generally will constitute “passive category income” in most cases. U.S. holders should be aware that the U.S. Internal Revenue Service, or IRS, has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax withheld on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own independent tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as “qualified dividend income” if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. See below under “–Passive Foreign Investment Company Rules” for a discussion regarding our PFIC determination.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as “qualified dividend income,” because the preferred shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own independent tax advisors regarding the availability of the preferential dividend tax rate in the light of their own particular circumstances.

Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. holder actually or constructively receives the dividends, or, in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary, whether or not such dividends are converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the day the U.S. holder or the depositary, as the case may be, receive such dividends, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by them or the depositary is not converted into U.S. dollars on the date of receipt.

Taxation of Capital Gains

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before deduction of any Brazilian tax) on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in our preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held our preferred shares or ADSs for more than one year.  Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains.  The deductibility of capital losses is subject to certain limitations under the Code.

Gain or loss, if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.  Consequently, if Brazilian income tax is withheld on the sale or other taxable disposition of our preferred shares, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax if such U.S. holder does not receive sufficient foreign source income from other sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.  Similarly, Brazilian IOF tax (as discussed above under “–Certain Brazilian Tax Considerations–Taxation of Gains–Tax on Foreign Exchange on Financial Transactions (IOF/Câmbio)”) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, but a U.S. holder may be entitled to deduct, subject to applicable limitations under the Code.  We urge U.S. holders of our preferred shares or ADSs to consult their own independent tax advisors regarding the application of these taxes in regard of their investment in, and disposition of, such preferred shares or ADSs.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law.  Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

Based on estimates of our current and projected gross income and gross assets, we do not believe that we will be classified as a PFIC for our last taxable year or our current taxable year, and we do not expect to become a PFIC in the foreseeable future. The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including a proportionate amount of the income and assets of certain entities in which we hold at least a 25% interest by value), and the nature of our activities (including our ability to qualify for the Active Bank Exception).

Because final regulations have not been issued and because the notice and the proposed regulations are inconsistent, our status under the PFIC rules is subject to considerable uncertainty.  While we conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that we will satisfy the specific requirements for the Active Bank Exception under either the IRS notice or the proposed regulations.  Accordingly, U.S. holders could be subject to U.S. federal income tax under the rules described below.  U.S. holders should consult their own independent tax advisors regarding the application of the PFIC rules under their particular circumstances.

If we are treated as a PFIC for any taxable year, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to our preferred shares and ADSs, as described below, any gain realized on a sale or other taxable disposition of our preferred shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or, if shorter, the holding period for our preferred shares or ADSs) will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period for our preferred shares or ADSs, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period of any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  Distributions that are not excess distributions would be taxed as described above under “–Taxation of Distributions.”

We do not expect to provide information that would allow U.S. holders to avoid the foregoing consequences by making a “qualified electing fund” election.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC.  If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. holder disposes of all or part of our preferred shares or ADSs.

A U.S. holder of stock in a PFIC (but not a subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC stock is “marketable stock” as defined under applicable Treasury regulations (i.e. “regularly traded” on a “qualified exchange” or “other market”). Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, volume, listing, financial disclosure and other requirements.  Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year. In particular, it is unclear whether the BOVESPA would meet the requirements for a “qualified exchange or other market” for this purpose.

If an effective mark-to-market election is made, an electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and such holder’s adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of such holder’s adjusted tax basis of the PFIC stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election. A U.S. holder’s adjusted tax basis in our preferred shares or ADSs would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime. Although a U.S. holder may be eligible to make a mark-to-market election with respect to our preferred shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

A U.S. holder who owns our preferred shares or ADSs during any taxable year that we are treated as a PFIC would be required to file IRS Form 8621, reporting any distributions received and gains realized with respect to each PFIC (including Subsidiary PFICs) in which the U.S. holder holds a direct or indirect interest.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above.

Recently enacted legislation requires U.S. persons who are shareholders in a PFIC to file an annual report containing information set forth as required under applicable Treasury Regulations. As of the date of this annual report, however, such Treasury Regulations have not yet been promulgated.

U.S. holders should consult with their own independent tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain payments to such U.S. holder, such as dividends we pay or the proceeds of a sale or other taxable disposition of our preferred shares or ADSs, unless the U.S. holder (i) establishes that it is an exempt recipient, or (ii) with respect to backup withholding, provides a correct taxpayer identification number and certifies, under penalty of perjury, that is a U.S. person and that no loss of exemption from backup withholding has occurred. For taxable years beginning after December 31, 2010, the backup withholding rate is currently scheduled to increase to 31%.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

Recently enacted legislation requires certain U.S. holders to report information with respect to an investment in certain “foreign financial assets” not held through a custodial account with a U.S. financial institution to the IRS.  Investors who fail to report required information could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment.

ENFORCEMENT OF CIVIL LIABILITIES

We are duly incorporated as a sociedade anônima under the laws of Brazil.  Most of our directors and all of our officers reside in Brazil.  All or a substantial portion of our and of the directors and officers and experts are located in Brazil.  In the deposit agreement for our ADSs we:

•
agreed to submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States, in each case sitting in the Borough of Manhattan, The City of New York, in connection with any suit, action or proceedings, or to settle any disputes, which arise out of or in connection with the ADSs and, for these purposes, agreed to submit to the jurisdiction of these courts; and

•	agreed to appoint an agent for service of process in the Borough of Manhattan, The City of New York.

Except to the extent indicated in the immediately preceding sentence, neither we or any of our directors or officers or the experts has consented to the jurisdiction of the courts of the United States or any State thereof in connection with any suit brought by an investor in the ADSs or named an agent for service of process within the United States or in any State thereof.

As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce, in U.S. courts or the courts of other jurisdictions outside of Brazil, judgments against us or the persons or judgments obtained in the courts predicated upon the civil liability provisions of the federal securities laws of the United States or other applicable laws.

We have been advised by our internal legal counsel that judgments of United States courts for civil liabilities, including those predicated upon the federal securities laws of the United States, may be enforced in Brazil, subject to certain requirements described below.  A judgment against us or our directors and officers obtained outside Brazil would be enforceable in Brazil against such entity or person, without reconsideration of the merits, upon confirmation (“homologacão”) of the judgment by the Brazilian Superior Court of Justice.  Confirmation will occur if the foreign judgment:

•	is for the payment of a sum certain;

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•
is issued by a competent court after proper service of process made in accordance with the laws of the country where the foreign judgment is granted or the default (“revelia”) of the defendant is legally verified;

•	is not subject to appeal;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or good morals.

We have been further advised by internal legal counsel that, to the extent not deemed contrary to Brazilian national sovereignty, public policy or good morals, original actions predicated on the federal securities laws of the United States may be brought in Brazilian courts and that Brazilian courts will enforce liabilities in such actions against us and our directors and officers.  Internal legal counsel has further advised us that a person seeking to enforce such a judgment in Brazilian courts (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil must post a bond to guarantee legal fees and court expenses if such person owns no real property in Brazil that may assure such payment, except in the case of the enforcement of foreign judgments which have been duly confirmed by the Brazilian Superior Court of Justice.  This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney’s fees, as determined by the Brazilian court.  Notwithstanding the foregoing, no assurance can be given that the confirmation process described above will be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the federal securities laws of the United States with respect to the ADSs.

LEGAL MATTERS

The validity of the preferred shares and certain maters in connection with Brazilian law will be passed upon for us by Cláudia Politanski, our general counsel.  Certain matters of U.S. federal law will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference from our 2009 Form 20-F and the audited historical financial statements of Unibanco- União de Bancos Brasileiros S.A. included in our June 29 Form 6-K have been so incorporated in reliance on the reports of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers

Neither the laws of Brazil nor the registrant’s by-laws or other constitutive documents provide for indemnification of any controlling person or directors or officers.  While the registrant does maintain liability insurance relating to its officers and directors, it has not entered into indemnity agreements with such persons which would insure or indemnify them in any manner against liability which they may incur in their capacities.

Item 9. Exhibits and Financial Statement Schedules

Exhibits:
Item	Description
4.1**
Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.

4.2*	Registration Rights Agreement among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú USA Securities Inc.
5.1*	Opinion of Mrs. Cláudia Politanski, general counsel of the Registrant, as to the legality of the preferred shares.
8.1*	Opinion of Mrs. Cláudia Politanski, general counsel of the Registrant, as to certain Brazilian tax matters.
8.2*	Opinion of Milbank, Tweed, Hadley & McCloy LLP, as to certain U.S. federal tax matters.
23.1*	Consent of Mrs. Cláudia Politanski (included in Exhibits 5.1 and 8.1)
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 8.2)
23.3*	Consent of PricewaterhouseCoopers Auditores Independentes.
23.4*	Consent of PricewaterhouseCoopers Auditores Independentes.
24.1*	Powers of Attorney (included on the signature page)

*	Filed herewith.

**	Incorporated herein by reference to our registration statement on Form F-6 filed with the Commission on February 20, 2009.

Item 10. Undertakings

The undersigned Registrant hereby undertakes:

(a)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c)           To incorporate by reference in this registration statement to include any financial statements required by Item 8.A. of Form 20-F throughout this continuous offering.

(d)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Itaú Unibanco Holding S.A., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil on June 30, 2010.

Itaú Unibanco Holding S.A.

/s/ Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

/s/ Caio Ibrahim David
Name: Caio Ibrahim David
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roberto Egydio Setubal and Caio Ibrahim David, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto (including post-effective amendments and registration statements filed pursuant to Rule 462 under the U.S. Securities Act of 1933) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-3 has been signed by the following persons in the capacities and on the date first above indicated:

Signature	Title

/s/ Roberto Egydio Setubal	President, Chief Executive Officer and Vice-Chairman
Roberto Egydio Setubal	of the Board of Directors

/s/ Caio Ibrahim David
Caio Ibrahim David	Chief Financial Officer

/s/ Marco Antonio Antunes
Marco Antonio Antunes	Chief Accounting Officer

//s/ Pedro Moreira Salles
Pedro Moreira Salles	Chairman of the Board of Directors

/s/ Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Arruda Villela Filho	Vice-Chairman of the Board of Directors

/s/ Alcides Lopes Tapias
Alcides Lopes Tapias	Director

/s/ Alfredo Egydio Setubal
Alfredo Egydio Setubal	Director

/s/ Candido Botelho Bracher
Candido Botelho Bracher	Director

/s/ Fernando Roberto Moreira Salles
Fernando Roberto Moreira Salles	Director

/s/ Francisco Eduardo de Almeida Pinto
Francisco Eduardo de Almeida Pinto	Director

Signature	Title

/s/ Gustavo Jorge Laboissiere Loyola
Gustavo Jorge Laboissiere Loyola	Director

/s/ Henri Penchas
Henri Penchas	Director

/s/ Israel Vainboim
Israel Vainboim	Director

/s/ Pedro Luiz Bodin de Moraes
Pedro Luiz Bodin de Moraes	Director

/s/ Ricardo Villela Marino
Ricardo Villela Marino	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Itaú Unibanco Holding S.A., has signed this Registration Statement on Form F-3 in the City of New York, New York State, on June 30, 2010.

Signature	Title

/s/ Ricardo Augusto Villela Pacheco	Authorized Representative in the United States
Ricardo Augusto Villela Pacheco

EXHIBIT INDEX

Item	Description
4.1**
Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.

4.2*	Registration Rights Agreement among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itaú USA Securities Inc.
5.1*	Opinion of Mrs. Cláudia Politanski, general counsel of the Registrant, as to the legality of the preferred shares.
8.1*	Opinion of Mrs. Cláudia Politanski, general counsel of the Registrant, as to certain Brazilian tax matters.
8.2*	Opinion of Milbank, Tweed, Hadley & McCloy LLP, as to certain U.S. federal tax matters.
23.1*	Consent of Mrs. Cláudia Politanski (included in Exhibits 5.1 and 8.1)
23.2*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 8.2)
23.3*	Consent of PricewaterhouseCoopers Auditores Independentes.
23.4*	Consent of PricewaterhouseCoopers Auditores Independentes.
24.1*	Powers of Attorney (included on the signature page)

*	Filed herewith.

**	Incorporated herein by reference to our registration statement on Form 20-F filed with the Commission on February 20, 2002.